UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    or    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Ohta
Name: Jun Ohta
Title: Deputy President and Executive Officer Group Chief Financial Officer

Date: December 20, 2017

This document contains a review of our financial condition and results of operations for the six months ended September 30, 2017.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will,” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; incurrence of significant credit-related costs; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as SMFG expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

FINANCIAL REVIEW

Sumitomo Mitsui Financial Group, Inc. (“we,” “us,” “our” or “SMFG”) is a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”), SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna Financial Corporation (“Cedyna”), SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), The Japan Research Institute, Limited (“The Japan Research Institute”), Sumitomo Mitsui Asset Management Company, Limited (“SMAM”) and other subsidiaries and affiliates. Through our subsidiaries and affiliates, we offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services. References to the “Group” are to us and our subsidiaries and affiliates taken as a whole.

RECENT DEVELOPMENTS

Operating Environment

Economic Environment

Our results of operations and financial condition are significantly affected by developments in Japan as well as the global economy.

Japanese gross domestic product (“GDP”) increased by 0.7% on a quarter-on-quarter basis for the period from April to June 2017 based on data published in December 2017 by the Cabinet Office of the Government of Japan, primarily due to an increase in private consumption. For the period from July to September 2017, the quarter-on-quarter growth rate of Japanese GDP was 0.6%, primarily due to an increase in exports of goods and services.

Private consumption increased by 0.9% on a quarter-on-quarter basis for the period from April to June 2017, reflecting the steady improvement in the employment and income situation. However, for the period from July to September 2017, it decreased by 0.5% on a quarter-on-quarter basis.

Private investment consists of capital investments by businesses and private residential investments. For the periods from April to June 2017 and July to September 2017, capital investments by businesses increased, on a quarter-on-quarter basis, by 1.2% and 1.1% respectively, reflecting the improvement in corporate earnings. Private residential investments also increased by 1.3% on a quarter-on-quarter basis for the period from April to June 2017. However, they decreased by 1.0% on a quarter-on-quarter basis for the period from July to September 2017.

The contribution of changes in private inventories to Japanese GDP growth was neutral on a quarter-on-quarter basis for the period from April to June 2017. Thereafter, changes in private inventories contributed 0.4 percentage points to Japanese GDP growth on a quarter-on-quarter basis for the period from July to September 2017.

Exports of goods and services decreased by 0.1% on a quarter-on-quarter basis for the period from April to June 2017. However, for the period from July to September 2017, they increased by 1.5% on a quarter-on-quarter basis, primarily due to a recovery of exports to some Asian countries.

Imports of goods and services increased by 1.5% on a quarter-on-quarter basis for the period from April to June 2017, reflecting robust private consumption. However, for the period from July to September 2017, they decreased by 1.6% on a quarter-on-quarter basis.

Industrial production, as a whole, increased moderately throughout the six months ended September 30, 2017.

The active job openings-to-applicants ratio continued to steadily improve. The unemployment rate remained relatively low, and it was 2.8% in September 2017, a decrease of 0.2 percentage points from the same month of the previous year, based on the Labor Force Survey by the Statistics Bureau in the Ministry of Internal Affairs and Communications. Further, for the periods from April to June 2017 and July to September 2017, the compensation of employees increased, on a quarter-on-quarter basis, by 1.0% and 0.7%, respectively.

According to Teikoku Databank, a research institution in Japan, there were approximately 4,200 corporate bankruptcies in Japan for the six months ended September 30, 2017, an increase of 3.4% from the same period in the previous year, involving approximately ¥0.8 trillion in total liabilities, an increase of 12.8% from the same period in the previous year.

In Japanese financial and capital markets, the uncollateralized overnight call rate, which is the benchmark short-term interest rate, remained negative for the six months ended September 30, 2017. The yield on newly issued Japanese government bonds with a maturity of 10 years, which is the benchmark long-term interest rate, was at around 0% in the same period. This was due to the introduction of “quantitative and qualitative monetary easing with a negative interest rate” by the Bank of Japan (“BOJ”) in February 2016 as part of its “quantitative and qualitative monetary easing,” in addition to the ongoing provision of ample funds by the BOJ. In September 2016, the BOJ announced the introduction of “quantitative and qualitative monetary easing with yield curve control.” Under this policy framework, the BOJ indicated it would purchase Japanese government bonds so that the yield of the 10-year Japanese government bonds would be close to around 0% to control long-term interest rates. In addition, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, rose from ¥18,909.26 at March 31, 2017 to ¥20,356.28 at September 29, 2017.

The yen depreciated against the U.S. dollar from ¥111.80 at March 31, 2017 to ¥112.46 at September 29, 2017, according to the statistical data published by the BOJ.

The global economy, as a whole, continued to recover gradually for the six months ended September 30, 2017. For the six months ended September 30, 2017, the U.S. economy continued to recover, supported by robust private consumption, reflecting the gradual improvement in the employment and income situation. The European economy also continued to recover gradually for the six months ended September 30, 2017. The Chinese economy was gradually picking up, but showed some signs of slowing down toward the end of the period. The growth momentum in other Asian economies showed some signs of picking up for the six months ended September 30, 2017.

Regulatory Environment

In addition to economic factors and conditions, we expect that our results of operations and financial condition will be significantly affected by regulatory trends.

Capital Adequacy Requirements

Each year, the Financial Stability Board (“FSB”) publishes a list of global financial institutions that it has identified as Global Systemically Important Banks (“G-SIBs”) based on the methodology issued by the Basel Committee on Banking Supervision (“BCBS”). G-SIBs included on the list are required to maintain an amount of Common Equity Tier 1 (“CET1”) capital above the Basel III minimum requirement and applicable capital conservation buffer to discourage such financial institutions from becoming even more systemically important. This is commonly known as the G-SIB capital surcharge.

The G-SIB capital surcharge started to be phased in from January 2016 and, when fully implemented in January 2019, will range from 1% to 2.5% of risk-weighted assets depending upon a bank’s systemic importance as determined by the FSB.

We have been included in the list of G-SIBs each year since the initial list was published in November 2011, and were included on the list published in November 2017. Based on that list, the additional CET1 capital as a percentage of risk-weighted assets we are currently required to maintain under the phase-in requirement is 0.5% and will be 1% when the requirement is fully applied from January 2019.

On December 7, 2017, the Group of Central Bank Governors and Heads of Supervision (the “GHOS”) endorsed the outstanding Basel III regulatory reforms. The endorsed reforms include the following elements:

•	a revised standardized approach for credit risk;

•	revisions to the internal ratings-based approach for credit risk, where the use of the most advanced internally modeled approaches for low-default portfolios will be limited;

•	revisions to the credit valuation adjustment framework, including the removal of the internally modeled approach and the introduction of a revised standardized approach;

•	a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approach;

•	revisions to the measurement of the leverage ratio and a leverage ratio buffer for G-SIBs; and

•	revisions to the capital floor, under which banks’ risk-weighted assets must be no lower than 72.5% of total risk-weighted assets as calculated using only the standardized approaches under the revised Basel III framework, and a requirement that banks disclose their risk-weighted assets based on such standardized approaches.

The revised framework, other than revisions to the capital floor, will take effect from January 1, 2022. The revisions to the capital floor will be phased in from January 1, 2022, with an initial capital floor of 50%, and will reach 72.5% by January 1, 2027.

U.S. Sanctions on Iran

On October 13, 2017, President Trump announced that he would not make a quarterly certification required by the Iran Nuclear Agreement Review Act of 2015 to Congress because he was unable to certify that the provision of sanctions relief to Iran under the Joint Comprehensive Plan of Action (“JCPOA”) is appropriate and proportionate to the specific and verifiable measures taken by Iran with respect to its nuclear program. In making this announcement, President Trump indicated that, should Congress not pass new legislation intended to force the amendment of the JCPOA to remove sunset provisions and impose restrictions on Iran’s ballistic missile programs, he would “terminate” the JCPOA, noting that he retains the authority to act unilaterally to reimpose sanctions at any time.

The President’s decision did not immediately result in the reimposition of any Iran-related sanctions or place the United States in breach of its commitments under the JCPOA, but provided an opportunity for Congress to consider the reimposition of specific sanctions on an expedited basis until December 14, 2017. However, Congress has not passed any legislation that impacts the JCPOA as of December 19, 2017.

For further details regarding regulatory developments that may affect our business and financial results, see “Item 4.B. Business Overview—Regulations in Japan, Regulations in the United States and Regulations in Other Jurisdictions” of our annual report on Form 20-F for the fiscal year ended March 31, 2017.

Developments Related to Our Business

Changes in principal subsidiaries and associates

On June 1, 2017, we, through SMBC Rail Services LLC, our railcar operating leasing subsidiary, acquired all membership interests of American Railcar Leasing LLC, one of the leading railcar leasing companies in the United States. We pursued this acquisition based on our expectation that the railcar leasing business in the United States will experience further growth and high profitability due to stable demand for rail freight transportation, which is the core infrastructure for inland logistics. Through this acquisition, we aim to expand our railcar leasing business and services by further enhancing our fleet portfolio to appropriately meet diverse needs of clients in a wide range of industries.

Reorganization of joint leasing partnership

On November 6, 2017, we announced that we had entered into a basic agreement with Sumitomo Corporation (“Sumitomo Corp”) concerning the reorganization of our joint leasing partnership, subject to the approval of foreign and domestic regulatory authorities. In this reorganization, we will transfer a portion of our shares of Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), a company jointly owned by us and Sumitomo Corp, to SMFL. In the event of the share transfer, our equity interest in SMFL will decrease from the current 60% to 50% while Sumitomo Corp’s equity interest will increase from 40% to 50%. As a result, SMFL will cease to be our consolidated subsidiary and will become our joint venture, and its consolidated subsidiaries SMBC Aviation Capital Limited and SMFL Capital Company, Limited will become our equity-method investees.

Accounting Changes

See Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

OPERATING RESULTS AND FINANCIAL CONDITION

The figures in our operating results and financial condition presented below are prepared in accordance with IFRS as issued by the International Accounting Standards Board, except for the risk-weighted capital ratios, the segment results of operation and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or accounting principles generally accepted in Japan (“Japanese GAAP”), and expressed in Japanese yen, unless otherwise stated or the context otherwise requires.

Executive Summary

Under the economic and financial circumstances described in “Recent Developments—Operating Environment,” we made a profit through our business activities including commercial banking and other financial services businesses. Our total operating income decreased by ¥150,496 million from ¥1,906,233 million for the six months ended September 30, 2016 to ¥1,755,737 million for the six months ended September 30, 2017, primarily due to a decrease in net trading income, which was partially offset by an increase in net investment income. Our net profit decreased by ¥79,499 million from ¥559,468 million for the six months ended September 30, 2016 to ¥479,969 million for the six months ended September 30, 2017, due to the decrease in total operating income described above, which was partially offset by a decrease in income tax expense.

Our total assets increased by ¥6,137,062 million from ¥191,150,981 million at March 31, 2017 to ¥197,288,043 million at September 30, 2017, primarily due to increases in cash and deposits with banks and loans and advances.

Our total liabilities increased by ¥5,489,387 million from ¥179,263,698 million at March 31, 2017 to ¥184,753,085 million at September 30, 2017, primarily due to increases in deposits and repurchase agreements and cash collateral on securities lent.

Our total equity increased by ¥647,675 million from ¥11,887,283 million at March 31, 2017 to ¥12,534,958 million at September 30, 2017, primarily due to increases in retained earnings and other reserves.

Operating Results

The following table presents information as to our income, expenses and net profit for the six months ended September 30, 2017 and 2016.

	For the six months ended September 30,
	2017	2016
	(In millions, except per share data)
Interest income	¥1,036,329	¥924,563
Interest expense	337,852	224,952

Net interest income	698,477	699,611

Fee and commission income	530,006	504,086
Fee and commission expense	99,052	87,115

Net fee and commission income	430,954	416,971

Net trading income	139,685	375,304
Net loss from financial assets at fair value through profit or loss	(960)	(489)
Net investment income	222,377	166,064
Other income	265,204	248,772

Total operating income	1,755,737	1,906,233

Impairment charges on financial assets	66,992	118,571

Net operating income	1,688,745	1,787,662

General and administrative expenses	888,037	863,137
Other expenses	215,666	178,723

Operating expenses	1,103,703	1,041,860

Share of post-tax profit of associates and joint ventures	32,223	15,280

Profit before tax	617,265	761,082

Income tax expense	137,296	201,614

Net profit	¥479,969	¥559,468

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥426,002	¥506,104
Non-controlling interests	49,252	49,399
Other equity instruments holders	4,715	3,965

Earnings per share:
Basic	¥302.06	¥370.17
Diluted	301.83	369.90

Total operating income decreased by ¥150,496 million, or 8%, from ¥1,906,233 million for the six months ended September 30, 2016 to ¥1,755,737 million for the six months ended September 30, 2017, primarily due to a decrease in net trading income, which was partially offset by an increase in net investment income. Although impairment charges on financial assets decreased, net operating income also decreased by ¥98,917 million from ¥1,787,662 million for the six months ended September 30, 2016, to ¥1,688,745 million for the six months ended September 30, 2017, due to the decrease in total operating income described above.

Net profit decreased by ¥79,499 million from ¥559,468 million for the six months ended September 30, 2016 to ¥479,969 million for the six months ended September 30, 2017, as a result of the decrease in net operating income described above and an increase in operating expenses, which were partially offset by a decrease in income tax expense.

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average annualized interest rates for the six months ended September 30, 2017 and 2016.

	For the six months ended September 30,
	2017			2016
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥830,268	¥2,075	0.50%	¥731,312	¥1,869	0.51%
Foreign offices	4,346,465	32,204	1.48%	4,643,743	19,024	0.82%

Total	5,176,733	34,279	1.32%	5,375,055	20,893	0.78%

Call loans and bills bought:
Domestic offices	83,763	197	0.47%	58,025	241	0.83%
Foreign offices	1,701,333	5,689	0.67%	1,204,600	5,379	0.89%

Total	1,785,096	5,886	0.66%	1,262,625	5,620	0.89%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	8,344,199	7,302	0.18%	7,425,343	5,186	0.14%
Foreign offices	1,224,167	12,936	2.11%	1,147,903	7,746	1.35%

Total	9,568,366	20,238	0.42%	8,573,246	12,932	0.30%

Held-to-maturity investments(1):
Domestic offices	1,040,065	1,927	0.37%	2,080,392	3,866	0.37%

Total	1,040,065	1,927	0.37%	2,080,392	3,866	0.37%

Available-for-sale financial assets(1):
Domestic offices	9,680,197	21,006	0.43%	7,471,921	19,822	0.53%
Foreign offices	3,185,670	25,071	1.57%	2,541,006	17,828	1.40%

Total	12,865,867	46,077	0.72%	10,012,927	37,650	0.75%

Loans and advances(2):
Domestic offices	68,778,348	541,002	1.57%	65,621,262	539,642	1.64%
Foreign offices	27,713,101	386,920	2.79%	24,262,957	303,960	2.51%

Total	96,491,449	927,922	1.92%	89,884,219	843,602	1.88%

Total interest-earning assets:
Domestic offices	88,756,840	573,509	1.29%	83,388,255	570,626	1.37%
Foreign offices	38,170,736	462,820	2.42%	33,800,209	353,937	2.09%

Total	¥126,927,576	¥1,036,329	1.63%	¥117,188,464	¥924,563	1.58%

	For the six months ended September 30,
	2017			2016
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥86,357,832	¥21,271	0.05%	¥81,922,138	¥17,441	0.04%
Foreign offices	25,257,428	154,212	1.22%	22,809,850	94,494	0.83%

Total	111,615,260	175,483	0.31%	104,731,988	111,935	0.21%

Call money and bills sold:
Domestic offices	853,134	1,292	0.30%	483,342	(57)	(0.02%)
Foreign offices	837,575	4,163	0.99%	723,827	2,464	0.68%

Total	1,690,709	5,455	0.65%	1,207,169	2,407	0.40%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	11,033,785	6,946	0.13%	6,918,127	2,467	0.07%
Foreign offices	3,596,593	16,605	0.92%	2,775,934	6,255	0.45%

Total	14,630,378	23,551	0.32%	9,694,061	8,722	0.18%

Borrowings:
Domestic offices	11,469,063	31,623	0.55%	7,828,473	26,692	0.68%
Foreign offices	1,057,662	10,938	2.07%	783,406	10,346	2.64%

Total	12,526,725	42,561	0.68%	8,611,879	37,038	0.86%

Debt securities in issue:
Domestic offices	9,083,150	78,734	1.73%	8,030,175	56,305	1.40%
Foreign offices	2,237,662	11,629	1.04%	2,334,392	8,206	0.70%

Total	11,320,812	90,363	1.60%	10,364,567	64,511	1.24%

Other interest-bearing liabilities:
Domestic offices	97,741	317	0.65%	93,777	312	0.67%
Foreign offices	8,066	122	3.03%	2,644	27	2.04%

Total	105,807	439	0.83%	96,421	339	0.70%

Total interest-bearing liabilities:
Domestic offices	118,894,705	140,183	0.24%	105,276,032	103,160	0.20%
Foreign offices	32,994,986	197,669	1.20%	29,430,053	121,792	0.83%

Total	¥151,889,691	¥337,852	0.44%	¥134,706,085	¥224,952	0.33%

Net interest income and interest rate spread		¥698,477	1.19%		¥699,611	1.25%

(1)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)	Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the six months ended September 30, 2017 compared to the six months ended September 30, 2016.

	Six months ended September 30, 2017 compared to six months ended September 30, 2016 Increase / (decrease)
	Volume	Rate	Net change
		(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥248	¥(42)	¥206
Foreign offices	(1,291)	14,471	13,180

Total	(1,043)	14,429	13,386

Call loans and bills bought:
Domestic offices	83	(127)	(44)
Foreign offices	1,869	(1,559)	310

Total	1,952	(1,686)	266

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	699	1,417	2,116
Foreign offices	545	4,645	5,190

Total	1,244	6,062	7,306

Held-to-maturity investments:
Domestic offices	(1,925)	(14)	(1,939)

Total	(1,925)	(14)	(1,939)

Available-for-sale financial assets:
Domestic offices	5,178	(3,994)	1,184
Foreign offices	4,883	2,360	7,243

Total	10,061	(1,634)	8,427

Loans and advances:
Domestic offices	25,303	(23,943)	1,360
Foreign offices	46,006	36,954	82,960

Total	71,309	13,011	84,320

Total interest income:
Domestic offices	29,586	(26,703)	2,883
Foreign offices	52,012	56,871	108,883

Total	¥81,598	¥30,168	¥111,766

	Six months ended September 30, 2017 compared to six months ended September 30, 2016 Increase / (decrease)
	Volume	Rate	Net change
		(In millions)
Interest expense:
Deposits:
Domestic offices	¥927	¥2,903	¥3,830
Foreign offices	11,045	48,673	59,718

Total	11,972	51,576	63,548

Call money and bills sold:
Domestic offices	(10)	1,359	1,349
Foreign offices	432	1,267	1,699

Total	422	2,626	3,048

Repurchase agreements and cash collateral on securities lent:
Domestic offices	1,946	2,533	4,479
Foreign offices	2,272	8,078	10,350

Total	4,218	10,611	14,829

Borrowings:
Domestic offices	10,701	(5,770)	4,931
Foreign offices	3,137	(2,545)	592

Total	13,838	(8,315)	5,523

Debt securities in issue:
Domestic offices	7,992	14,437	22,429
Foreign offices	(351)	3,774	3,423

Total	7,641	18,211	25,852

Other interest-bearing liabilities:
Domestic offices	13	(8)	5
Foreign offices	77	18	95

Total	90	10	100

Total interest expense:
Domestic offices	21,569	15,454	37,023
Foreign offices	16,612	59,265	75,877

Total	¥38,181	¥74,719	¥112,900

Net interest income:
Domestic offices	¥8,017	¥(42,157)	¥(34,140)
Foreign offices	35,400	(2,394)	33,006

Total	¥43,417	¥(44,551)	¥(1,134)

Interest Income

Our interest income increased by ¥111,766 million, or 12%, from ¥924,563 million for the six months ended September 30, 2016 to ¥1,036,329 million for the six months ended September 30, 2017. This increase primarily reflected an increase in interest income on loans and advances. Interest income on loans and advances increased by ¥84,320 million, or 10%, from ¥843,602 million for the six months ended September 30, 2016 to ¥927,922 million for the six months ended September 30, 2017, primarily due to performance in our foreign offices. Interest income on loans and advances at foreign offices increased by ¥82,960 million, or 27%, from ¥303,960 million for the six months ended September 30, 2016 to ¥386,920 million for the six months ended September 30, 2017, due to increases in loans and advances to our foreign customers mainly in the United States and Asian countries and the average rate. Interest income on loans and advances at domestic offices slightly increased by ¥1,360 million from ¥539,642 million for the six months ended September 30, 2016 to ¥541,002 million for the six months ended September 30, 2017, due to an increase in volume, which was substantially offset by a decrease in the average rate.

Interest Expense

Our interest expense increased by ¥112,900 million, or 50%, from ¥224,952 million for the six months ended September 30, 2016 to ¥337,852 million for the six months ended September 30, 2017, primarily due to increases in interest expense on deposits and debt securities in issue. Our interest expense on deposits increased by ¥63,548 million, or 57%, from ¥111,935 million for the six months ended September 30, 2016 to ¥175,483 million for the six months ended September 30, 2017, due to an increase at foreign offices reflecting an increase in the average rate. Interest expense on debt securities in issue increased by ¥25,852 million, or 40%, from ¥64,511 million for the six months ended September 30, 2016 to ¥90,363 million for the six months ended September 30, 2017, primarily due to an increase in the average rate of debt securities in issue.

Net Interest Income

Our net interest income decreased by ¥1,134 million from ¥699,611 million for the six months ended September 30, 2016 to ¥698,477 million for the six months ended September 30, 2017. The decrease was primarily due to increases in interest expense on deposits and debt securities in issue, which were partially offset by an increase in interest income on loans and advances.

From the six months ended September 30, 2016 to the six months ended September 30, 2017, the average rate on loans and advances at domestic offices decreased by 0.07 percentage points from 1.64% to 1.57%, primarily due to a decrease in market interest rates and the continuing intense competition in the commercial banking industry. The average rate on loans and advances at foreign offices increased by 0.28 percentage points from 2.51% to 2.79%, resulting in the total for loans and advances increasing by 0.04 percentage points from 1.88% to 1.92%. On the other hand, the average rate on deposits at domestic offices slightly increased by 0.01 percentage points from 0.04% to 0.05%, and the average rate on deposits at foreign offices increased by 0.39 percentage points from 0.83% to 1.22%, resulting in the total for deposits increasing by 0.10 percentage points from 0.21% to 0.31%.

Net Fee and Commission Income

The following table sets forth our net fee and commission income for the six months ended September 30, 2017 and 2016.

	For the six months ended September 30,
	2017	2016
	(In millions)
Fee and commission income from:
Loans	¥52,379	¥59,470
Credit card business	135,402	126,853
Guarantees	30,853	27,713
Securities-related business	60,714	66,375
Deposits	8,119	7,838
Remittances and transfers	69,474	67,503
Safe deposits	2,832	2,936
Trust fees	1,864	1,656
Investment trusts	70,003	55,807
Agency	8,329	8,565
Others	90,037	79,370

Total fee and commission income	530,006	504,086

Fee and commission expense from:
Remittances and transfers	19,543	19,665
Guarantees	2,022	1,605
Others	77,487	65,845

Total fee and commission expense	99,052	87,115

Net fee and commission income	¥430,954	¥416,971

Fee and commission income increased by ¥25,920 million, or 5%, from ¥504,086 million for the six months ended September 30, 2016 to ¥530,006 million for the six months ended September 30, 2017. Primary sources of fee and commission income are fees obtained through our credit card business, fees and commissions obtained through investment trusts, remittances and transfers fees, fees obtained through securities-related business and loan transaction fees. The increase in fee and commission income was primarily due to increases in fees and commissions obtained through investment trusts reflecting the rise in stock prices and fees obtained through our credit card business.

Fee and commission expense increased by ¥11,937 million, or 14%, from ¥87,115 million for the six months ended September 30, 2016 to ¥99,052 million for the six months ended September 30, 2017.

As a result, net fee and commission income increased by ¥13,983 million, or 3%, from ¥416,971 million for the six months ended September 30, 2016 to ¥430,954 million for the six months ended September 30, 2017.

Net Income (Loss) from Trading, Financial Assets at Fair Value Through Profit or Loss, and Investment Securities

The following table sets forth our net income (loss) from trading, financial assets at fair value through profit or loss, and investment securities for the six months ended September 30, 2017 and 2016.

	For the six months ended September 30,
	2017	2016
	(In millions)
Net trading income:
Interest rate	¥96,972	¥122,513
Foreign exchange	15,103	234,237
Equity	22,177	13,145
Credit	5,275	3,848
Others	158	1,561

Total net trading income	¥139,685	¥375,304

Net loss from financial assets at fair value through profit or loss:
Net loss from debt instruments	¥(1,446)	¥(1,727)
Net income from equity instruments	486	1,238

Total net loss from financial assets at fair value through profit or loss	¥(960)	¥(489)

Net investment income:
Net gain from disposal of debt instruments	¥11,360	¥50,928
Net gain from disposal of equity instruments	145,260	56,688
Dividend income	65,757	58,448

Total net investment income	¥222,377	¥166,064

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥235,619 million from ¥375,304 million for the six months ended September 30, 2016 to ¥139,685 million for the six months ended September 30, 2017. The decrease was primarily due to a decrease in net trading income from foreign exchange transactions related to “economic hedges.”

We have carried out hedging transactions to hedge both the foreign exchange risk of foreign currency denominated assets and liabilities, and the interest rate risk of financial assets and liabilities. Of those hedges, the economic hedges are economically effective for risk management but are not accounted for as hedge accounting under IFRS. As for the economic hedges against the foreign exchange risk, hedged items and hedging instruments are classified into three types: (1) net investments in foreign operations hedged by using foreign currency denominated financial liabilities such as deposits, borrowings and derivative financial instruments, (2) foreign currency denominated equity instruments classified as available-for-sale financial assets hedged by using foreign currency denominated financial liabilities, and (3) foreign currency denominated financial assets and liabilities, such as loans and deposits hedged by using derivative financial instruments such as currency swaps. As for the economic hedges against the interest rate risk, hedged items include loans, borrowings and debt securities in issue, and hedging instruments are derivative financial instruments such as interest rate swaps.

The economic hedge transactions lead to accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not arise at the same time, or the hedged items and hedging instruments do not offset each other either in profit or loss, or in other comprehensive income). Accordingly, large depreciation or appreciation of the yen against other currencies and/or large fluctuations in interest rates may result in significant fluctuations to net trading income from foreign exchange transactions and/or interest rate related transactions.

On April 1, 2017, we started to apply hedge accounting to a part of the hedge transactions whose hedged items were net investments in foreign operations, which had been included previously in the economic hedges. As a result, accounting mismatches related to those hedge transactions were corrected, and fluctuations in net trading income from those hedge transactions for the six months ended September 30, 2017 were avoided. This contributed to the decrease in net trading income from foreign exchange transactions.

On the other hand, large depreciation or appreciation of the yen against other currencies still might result in significant fluctuations in net trading income from foreign exchange transactions related to the economic hedges which were not accounted for as hedge accounting. The yen exchange rate against the U.S. dollar was ¥112.74 at September 30, 2017 and ¥112.19 at March 31, 2017. This resulted in the 0.55-yen depreciation of the yen against the U.S. dollar, which was a smaller fluctuation than the 11.57-yen appreciation from ¥112.62 at March 31, 2016 to ¥101.05 at September 30, 2016. This also contributed to the decrease in net trading income from foreign exchange transactions.

Net loss from financial assets at fair value through profit or loss slightly increased by ¥471 million from ¥489 million for the six months ended September 30, 2016 to ¥960 million for the six months ended September 30, 2017.

Net investment income increased by ¥56,313 million from ¥166,064 million for the six months ended September 30, 2016 to ¥222,377 million for the six months ended September 30, 2017. This was primarily due to an increase in net gains from sales of equity index-linked investment trusts, which was partially offset by a decrease in net gains from sales of bonds.

Other Income

The following table sets forth our other income for the six months ended September 30, 2017 and 2016.

	For the six months ended September 30,
	2017	2016
	(In millions)
Income from operating leases	¥131,484	¥112,767
Income related to disposal of assets leased	82,575	64,384
Income related to IT solution services	13,475	16,615
Gains on disposal of property, plant and equipment, and other intangible assets	606	126
Reversal of impairment losses of investments in associates and joint ventures	5,682	—
Gains on step acquisition of subsidiaries	—	20,344
Others	31,382	34,536

Total other income	¥265,204	¥248,772

Other income increased by ¥16,432 million, or 7%, from ¥248,772 million for the six months ended September 30, 2016 to ¥265,204 million for the six months ended September 30, 2017. The increase was primarily due to increases in income from operating leases and income related to disposal of assets leased. On the other hand, no gains on step acquisition of subsidiaries was recognized for the six months ended September 30, 2017.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges on financial assets for the six months ended September 30, 2017 and 2016.

	For the six months ended September 30,
	2017	2016
	(In millions)
Loans and advances	¥62,936	¥50,477
Available-for-sale financial assets	4,056	68,094

Total impairment charges on financial assets	¥66,992	¥118,571

Our impairment charges on financial assets consist of losses relating to loans and advances and available-for-sale financial assets. Impairment charges on loans and advances are mainly affected by the economic environment and financial conditions of borrowers. On the other hand, impairment charges on available-for-sale financial assets are mainly affected by not only the economic environment and financial conditions of issuers of the instruments but the fair value of the financial instruments, such as market prices on stock markets in the case of equity instruments.

Impairment charges on loans and advances increased by ¥12,459 million from ¥50,477 million for the six months ended September 30, 2016 to ¥62,936 million for the six months ended September 30, 2017, primarily due to an increase in impairment charges on loans and advances to our domestic customers.

For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

Impairment charges on available-for-sale financial assets decreased by ¥64,038 million from ¥68,094 million for the six months ended September 30, 2016 to ¥4,056 million for the six months ended September 30, 2017, primarily due to a decrease in impairment charges on investment trusts, mainly those investing in Japanese or foreign stocks.

In determining the amount of impairment charges, we consider whether there is objective evidence of impairment as a result of loss events, such as any significant financial difficulty of the issuer of the instrument. Our assessments of issuers focus on the issuers’ industry and geographical area, taking into consideration the adverse impact of any specific issues such as significant changes in the technological, market, economic or legal environment of the issuer indicating that the cost of our investment may not be recovered. Additionally, in the case of available-for-sale equity instruments, we take into consideration whether there has been a significant or prolonged decline in the fair value of the instruments below their cost.

For the six months ended September 30, 2017, the types of securities on which the impairment charges were recognized included investments in limited partnerships and investment trusts.

For detailed information on our available-for-sale financial assets, which include a diversified portfolio of domestic equity instruments, see “—Financial Condition—Investment Securities.”

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the six months ended September 30, 2017 and 2016.

	For the six months ended September 30,
	2017	2016
	(In millions)
Personnel expenses	¥427,973	¥408,232
Depreciation and amortization	85,914	87,184
Rent and lease expenses	59,282	57,309
Building and maintenance expenses	4,329	4,711
Supplies expenses	7,984	8,001
Communication expenses	18,804	18,153
Publicity and advertising expenses	35,706	36,809
Taxes and dues	43,127	42,047
Outsourcing expenses	47,704	46,354
Premiums for deposit insurance	18,864	18,918
Office equipment expenses	26,536	24,551
Others	111,814	110,868

Total general and administrative expenses	¥888,037	¥863,137

General and administrative expenses increased by ¥24,900 million, or 3%, from ¥863,137 million for the six months ended September 30, 2016 to ¥888,037 million for the six months ended September 30, 2017. This was primary due to increases in general and administrative expenses of Sumitomo Mitsui Card and SMBC Nikko Securities related to their business development and the impact of the depreciations of the yen against other currencies, which were partially offset by Group-wide initiatives of expense control.

Other Expenses

The following table sets forth our other expenses for the six months ended September 30, 2017 and 2016.

	For the six months ended September 30,
	2017	2016
	(In millions)
Cost of operating leases	¥68,056	¥53,017
Cost related to disposal of assets leased	77,365	59,081
Cost related to IT solution services and IT systems	45,626	41,264
Provision for interest repayment	—	240
Losses on disposal of property, plant and equipment, and other intangible assets	801	907
Impairment losses of property, plant and equipment	3,072	1,712
Impairment losses of intangible assets	—	51
Impairment losses of investments in associates and joint ventures	—	1,522
Others	20,746	20,929

Total other expenses	¥215,666	¥178,723

Other expenses increased by ¥36,943 million, or 21%, from ¥178,723 million for the six months ended September 30, 2016 to ¥215,666 million for the six months ended September 30, 2017, primarily due to increases in cost of operating leases and cost related to disposal of assets leased.

Share of Post-tax Profit of Associates and Joint Ventures

Share of post-tax profit of associates and joint ventures increased by ¥16,943 million from ¥15,280 million for the six months ended September 30, 2016 to ¥32,223 million for the six months ended September 30, 2017. This was primarily due to an increase in profit of The Bank of East Asia, Limited, reflecting gains on sale of its subsidiary.

Income Tax Expense

Income tax expense decreased by ¥64,318 million from ¥201,614 million for the six months ended September 30, 2016 to ¥137,296 million for the six months ended September 30, 2017. The decrease was primarily due to a decrease in deferred tax expense resulting from an increase of deductible temporary differences.

Business Segment Analysis

Our business segment information is prepared based on the internal reporting system utilized by management to assess the performance of our business segments under Japanese GAAP.

We have four main business segments: the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others. We changed our business segment information for the six months ended September 30, 2017 in connection with the introduction of Group-wide business units, which determine strategies for each customer segment across the Group companies. The business segment was previously reported as Commercial Banking, Leasing, Securities and Consumer Finance, with the remaining operations recorded in Others. Comparative information has been restated.

Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to the figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operations to Consolidated Income Statement” to our consolidated financial statements included elsewhere in this report.

Description of Business Segments

Wholesale Business Unit

The Wholesale Business Unit provides financing, investment management, risk hedging, and settlement services as well as financial solutions that respond to wide-ranging client needs in relation to M&A, advisory, and leasing primarily for large-and mid-sized corporate clients in Japan. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Nikko Securities, SMBC Trust Bank and SMFL.

Retail Business Unit

The Retail Business Unit provides financial services to both consumers residing in Japan and domestic small-sized companies, and mainly consists of the retail business of SMBC, SMBC Nikko Securities and SMBC Trust Bank together with the three consumer finance companies, which are Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance. For consumers, this business unit offers a wide range of products and services, including wealth management, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers. For small-sized companies, this business unit provides a wide array of financial products and services to comprehensively address in the same place business owners’ needs as both corporate managers and individuals such as business and asset succession.

International Business Unit

The International Business Unit mainly supports companies, financial institutions, sovereign/quasi-sovereign entities outside Japan, and multinational companies. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, global cash management services, global vendor financing, leasing and securities business such as bond underwriting. This business unit mainly consists of the international businesses of SMBC, SMBC Nikko Securities, SMBC Trust Bank, SMFL and their foreign subsidiaries.

Global Markets Business Unit

The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks, and other marketable financial products and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and interest rate risks. This business unit consists of the Treasury Unit of SMBC and the Product Unit of SMBC Nikko Securities.

Head office account and others

The Head office account and others represent the difference between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, and the Group as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries and equity-method associates, including The Japan Research Institute and SMAM. It also includes internal transactions between our Group companies, which are eliminated in our consolidated financial statements.

Segmental Results of Operations

For the six months ended September 30, 2017:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥362.0	¥633.0	¥311.0	¥196.4	¥(36.6)	¥1,465.8
General and administrative expenses	(171.0)	(506.1)	(139.2)	(26.6)	(51.7)	(894.6)
Others(2)	23.8	5.6	30.3	8.5	(38.1)	30.1

Consolidated net business profit	¥214.8	¥132.5	¥202.1	¥178.3	¥(126.4)	¥601.3

Consolidated Gross Profit by Business Segment

(For the six months ended September 30, 2017)

For the six months ended September 30, 2016:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥371.7	¥628.2	¥259.2	¥203.1	¥(44.7)	¥1,417.5
General and administrative expenses	(166.2)	(514.8)	(112.3)	(25.6)	(63.1)	(882.0)
Others(2)	20.1	3.2	21.5	3.5	(35.7)	12.6

Consolidated net business profit	¥225.6	¥116.6	¥168.4	¥181.0	¥(143.5)	¥548.1

(1)	Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).
(2)	“Others” includes share of profit or loss of equity-method associates and cooperated profit and loss based on internal managerial accounting.

Wholesale Business Unit

Consolidated gross profit decreased by ¥9.7 billion from ¥371.7 billion for the six months ended September 30, 2016 to ¥362.0 billion for the six months ended September 30, 2017. This was primarily due to a decrease in consolidated gross profit related to structured finance of SMBC and security business, which was partially offset by an increase in consolidated gross profit related to leasing business.

General and administrative expenses increased by ¥4.8 billion from ¥166.2 billion for the six months ended September 30, 2016 to ¥171.0 billion for the six months ended September 30, 2017.

Others increased by ¥3.7 billion from ¥20.1 billion for the six months ended September 30, 2016 to ¥23.8 billion for the six months ended September 30, 2017.

As a result, consolidated net business profit decreased by ¥10.8 billion from ¥225.6 billion for the six months ended September 30, 2016 to ¥214.8 billion for the six months ended September 30, 2017.

Retail Business Unit

Consolidated gross profit increased by ¥4.8 billion from ¥628.2 billion for the six months ended September 30, 2016 to ¥633.0 billion for the six months ended September 30, 2017. This was primarily due to an increase in consolidated gross profit related to wealth management business, consumer finance business and credit card business, which was partially offset by a decrease in income on loans of SMBC.

General and administrative expenses decreased by ¥8.7 billion from ¥514.8 billion for the six months ended September 30, 2016 to ¥506.1 billion for the six months ended September 30, 2017.

Others increased by ¥2.4 billion from ¥3.2 billion for the six months ended September 30, 2016 to ¥5.6 billion for the six months ended September 30, 2017.

As a result, consolidated net business profit increased by ¥15.9 billion from ¥116.6 billion for the six months ended September 30, 2016 to ¥132.5 billion for the six months ended September 30, 2017.

International Business Unit

Consolidated gross profit increased by ¥51.8 billion from ¥259.2 billion for the six months ended September 30, 2016 to ¥311.0 billion for the six months ended September 30, 2017. This was primarily due to an increase in asset related income.

General and administrative expenses increased by ¥26.9 billion from ¥112.3 billion for the six months ended September 30, 2016 to ¥139.2 billion for the six months ended September 30, 2017. This was primarily due to an increase in expenses related to overseas business development of SMBC.

Others increased by ¥8.8 billion from ¥21.5 billion for the six months ended September 30, 2016 to ¥30.3 billion for the six months ended September 30, 2017. This was primarily due to an increase in profit of The Bank of East Asia, Limited, which is our equity-method associate, reflecting gains on sale of its subsidiary.

As a result, consolidated net business profit increased by ¥33.7 billion from ¥168.4 billion for the six months ended September 30, 2016 to ¥202.1 billion for the six months ended September 30, 2017.

Global Markets Business Unit

Consolidated gross profit decreased by ¥6.7 billion from ¥203.1 billion for the six months ended September 30, 2016 to ¥196.4 billion for the six months ended September 30, 2017, primarily due to a decrease in customer transactions reflecting low market volatility.

General and administrative expenses increased by ¥1.0 billion from ¥25.6 billion for the six months ended September 30, 2016 to ¥26.6 billion for the six months ended September 30, 2017.

Others increased by ¥5.0 billion from ¥3.5 billion for the six months ended September 30, 2016 to ¥8.5 billion for the six months ended September 30, 2017.

As a result, consolidated net business profit decreased by ¥2.7 billion from ¥181.0 billion for the six months ended September 30, 2016 to ¥178.3 billion for the six months ended September 30, 2017.

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for each indicated period, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned most of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the six months ended September 30,
	2017	2016
Region:
Japan	72%	78%
Foreign:
Americas	8%	6%
Europe and Middle East	12%	9%
Asia and Oceania (excluding Japan)	8%	7%

Total	100%	100%

Financial Condition

Assets

Our total assets increased by ¥6,137,062 million from ¥191,150,981 million at March 31, 2017 to ¥197,288,043 million at September 30, 2017, primarily due to increases in cash and deposits with banks and loans and advances.

Our assets at September 30, 2017 and March 31, 2017 were as follows.

	At September 30, 2017	At March 31, 2017
	(In millions)
Cash and deposits with banks	¥49,990,986	¥47,330,155
Call loans and bills bought	1,952,800	1,872,209
Reverse repurchase agreements and cash collateral on securities borrowed	9,555,849	8,924,385
Trading assets	3,683,141	3,776,671
Derivative financial instruments	3,807,133	4,063,982
Financial assets at fair value through profit or loss	1,599,103	1,599,093
Investment securities	19,290,071	19,073,937
Loans and advances	96,999,975	95,273,845
Investments in associates and joint ventures	696,461	675,704
Property, plant and equipment	2,966,027	2,686,055
Intangible assets	1,085,391	1,096,568
Other assets	5,539,861	4,456,031
Current tax assets	53,160	240,385
Deferred tax assets	68,085	81,961

Total assets	¥197,288,043	¥191,150,981

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

At September 30, 2017, our loans and advances were ¥96,999,975 million, or 49% of total assets, representing an increase of ¥1,726,130 million, or 2%, from ¥95,273,845 million at March 31, 2017. The increase in loans and advances was due to an increase in loans and advances to foreign customers mainly in Asian countries and the United States. On the other hand, loans and advances to domestic customers decreased primarily due to a decrease in loans to corporate customers reflecting the repayment of a large M&A bridge loan made in the previous fiscal year.

Domestic

Through SMBC and other banking and non-bank subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At September 30, 2017	At March 31, 2017
	(In millions)
Manufacturing	¥9,106,110	¥9,578,147
Agriculture, forestry, fisheries and mining	185,194	174,021
Construction	1,140,768	1,151,989
Transportation, communications and public enterprises	5,443,542	5,365,225
Wholesale and retail	5,808,533	5,721,005
Finance and insurance	2,729,842	2,844,546
Real estate and goods rental and leasing	10,290,004	10,101,846
Services	4,939,999	4,885,247
Municipalities	911,888	1,216,211
Lease financing	2,677,052	2,706,641
Consumer(1)	19,084,675	19,096,755
Others(2)	4,791,411	5,178,461

Total domestic	¥67,109,018	¥68,020,094

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥13,632,302 million and ¥13,766,771 million at September 30, 2017 and March 31, 2017, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At September 30, 2017	At March 31, 2017
	(In millions)
Public sector	¥299,721	¥299,746
Financial institutions	5,547,188	4,588,001
Commerce and industry	22,563,772	21,041,905
Lease financing	402,261	404,658
Others	1,983,240	1,836,322

Total foreign	¥30,796,182	¥28,170,632

Allowance for Loan Losses

We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions.

For the six months ended September 30, 2017, the allowance for loan losses decreased by ¥12,498 million, or 2%, from ¥680,456 million at the beginning of the period to ¥667,958 million at the end of the period. The balance of the allowance for loan losses increases when a provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥62,936 million and charge-offs of ¥85,614 million for the six months ended September 30, 2017, and charge-offs exceeded the provision for loan losses, the overall allowance for loan losses decreased.

The provision for loan losses increased by ¥12,459 million from ¥50,477 million for the six months ended September 30, 2016 to ¥62,936 million for the six months ended September 30, 2017. The increase was primarily due to an increase in the provision for loan losses related to our domestic customers.

Charge-offs increased by ¥3,879 million from ¥81,735 million for the six months ended September 30, 2016 to ¥85,614 million for the six months ended September 30, 2017. The overall charge-offs of domestic loans and advances increased by ¥5,636 million from ¥65,883 million for the six months ended September 30, 2016 to ¥71,519 million for the six months ended September 30, 2017, primarily due to an increase in charge-offs related to consumer loans. Charge-offs of foreign loans and advances decreased by ¥1,757 million from ¥15,852 million for the six months ended September 30, 2016 to ¥14,095 million for the six months ended September 30, 2017, primarily due to a decrease in charge-offs related to customers from the commerce and industry.

The following table shows the analysis of our allowance for loan losses for the six months ended September 30, 2017 and 2016.

	For the six months ended September 30,
	2017	2016
	(In millions)
Allowance for loan losses at beginning of period	¥680,456	¥722,717
Provision for loan losses	62,936	50,477
Charge-offs:
Domestic	71,519	65,883
Foreign	14,095	15,852

Total	85,614	81,735

Recoveries:
Domestic	5,031	4,871
Foreign	271	201

Total	5,302	5,072

Net charge-offs	80,312	76,663
Others(1)	4,878	(12,457)

Allowance for loan losses at end of period	¥667,958	¥684,074

(1)	Others mainly include foreign exchange translations for the six months ended September 30, 2017 and 2016.

Impaired Loans and Advances

A portion of the total domestic and foreign loans and advances consists of impaired loans and advances, which are comprised of “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances).” The loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are wholly included in impaired loans and advances.

“Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)” comprise loans and advances to borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt.

Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances).”

The category “restructured (loans)” comprises loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower.

“Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems causes management to classify them as impaired loans and advances.

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances)” at September 30, 2017 and March 31, 2017 by domicile and type of industry of the borrowers. At September 30, 2017, gross impaired loans and advances were ¥1,190,101 million, a decrease of ¥38,587 million from ¥1,228,688 million at March 31, 2017. The ratio of gross impaired loans and advances to outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net was 1.2% at September 30, 2017, a decrease of 0.1 percentage points from 1.3% at March 31, 2017.

	At September 30, 2017	At March 31, 2017
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥95,850	¥106,178
Agriculture, forestry, fisheries and mining	2,188	2,250
Construction	25,272	24,430
Transportation, communications and public enterprises	24,445	23,692
Wholesale and retail	105,212	104,472
Finance and insurance	3,918	4,135
Real estate and goods rental and leasing	111,108	126,179
Services	86,068	91,943
Lease financing	11,429	7,513
Consumer	196,097	194,721
Others	25,033	25,059

Total domestic	686,620	710,572

Foreign:
Financial institutions	30	29
Commerce and industry	159,388	157,227
Lease financing	11,856	11,892
Others	23,816	23,890

Total foreign	195,090	193,038

Total	881,710	903,610

Past due three months or more (loans):
Domestic	24,798	20,808
Foreign	6,967	11,449

Total	31,765	32,257

Restructured (loans):
Domestic	152,034	155,100
Foreign	23,707	25,741

Total	175,741	180,841

Other impaired (loans and advances):
Domestic	93,151	103,777
Foreign	7,734	8,203

Total	100,885	111,980

Gross impaired loans and advances	1,190,101	1,228,688

Less: Allowance for loan losses for impaired loans and advances	(520,562)	(532,451)

Net impaired loans and advances	¥669,539	¥696,237

Investment Securities

Our investment securities, including available-for-sale financial assets and held-to-maturity investments, totaled ¥19,290,071 million at September 30, 2017, an increase of ¥216,134 million, or 1%, from ¥19,073,937 million at March 31, 2017. The increase in our investment securities was primarily due to increases in our holdings of Japanese government bonds and the fair value of equity instruments, which were partially offset by a decrease in our holdings of U.S. Treasury and other U.S. government agency bonds.

Our bond portfolio is principally held for asset and liability management purposes. Our bond portfolio mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued by other governments and official institutions.

Our held-to-maturity investments amounted to ¥713,050 million at September 30, 2017, a decrease of ¥460,369 million, or 39%, from ¥1,173,419 million at March 31, 2017, primarily due to redemptions at maturity of Japanese government bonds, which are the principal components of our held-to-maturity investments portfolio.

Domestic available-for-sale financial assets included ¥7,055,243 million of domestic debt instruments at September 30, 2017, an increase of ¥886,239 million, or 14%, from ¥6,169,004 million at March 31, 2017. The increase was primarily due to an increase in our holdings of Japanese government bonds. As for our foreign available-for-sale financial assets, we had ¥5,430,082 million of debt instruments at September 30, 2017, which was a decrease of ¥524,684 million, or 9%, from ¥5,954,766 million at March 31, 2017. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The decrease was primarily due to a decrease in our holdings of U.S. Treasury securities.

We had ¥5,401,899 million of domestic equity instruments and ¥689,797 million of foreign equity instruments at September 30, 2017. Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, increased by ¥284,270 million, or 6%, from ¥5,117,629 million at March 31, 2017. Net unrealized gains on our domestic equity instruments increased by ¥355,266 million, or 13%, from ¥2,696,122 million at March 31, 2017 to ¥3,051,388 million at September 30, 2017. The increase was primarily due to a rise in the market prices of these stocks in a market environment where, as described in “Recent Developments—Operating Environment,” the Nikkei Stock Average rose from ¥ 18,909.26 at March 31, 2017 to ¥ 20,356.28 at September 29, 2017. Net unrealized gains on our foreign equity instruments increased by ¥41,117 million, or 14%, from ¥296,448 million at March 31, 2017 to ¥337,565 million at September 30, 2017, mainly reflecting favorable conditions in overseas stock markets.

We recognize the risks associated with our equity portfolio, owing to its volatility, and have been actively looking to minimize the negative effect of holding a large equity portfolio through economic hedging and derivative transactions.

We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses, and fair value of our investment securities, which were classified as held-to-maturity investments and available-for-sale financial assets at September 30, 2017 and March 31, 2017.

	At September 30, 2017
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥700,595	¥3,418	¥—	¥704,013
Japanese municipal bonds	7,248	4	1	7,251
Japanese corporate bonds	5,207	16	—	5,223

Total domestic	713,050	3,438	1	716,487

Foreign	—	—	—	—

Total	¥713,050	¥3,438	¥1	¥716,487

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥6,531,598	¥14,430	¥8,033	¥6,537,995
Japanese municipal bonds	94,051	57	583	93,525
Japanese corporate bonds	422,084	2,186	547	423,723

Total domestic debt instruments	7,047,733	16,673	9,163	7,055,243
Equity instruments	2,350,511	3,053,470	2,082	5,401,899

Total domestic	9,398,244	3,070,143	11,245	12,457,142

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,901,767	888	87,766	2,814,889
Bonds issued by other governments and official institutions	1,838,909	285	13,854	1,825,340
Mortgage-backed securities	590,232	29	7,194	583,067
Other debt instruments	206,500	722	436	206,786

Total foreign debt instruments	5,537,408	1,924	109,250	5,430,082
Equity instruments	352,232	337,654	89	689,797

Total foreign	5,889,640	339,578	109,339	6,119,879

Total	¥15,287,884	¥3,409,721	¥120,584	¥18,577,021

	At March 31, 2017
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥1,160,751	¥6,865	¥—	¥1,167,616
Japanese municipal bonds	7,463	12	—	7,475
Japanese corporate bonds	5,205	23	—	5,228

Total domestic	1,173,419	6,900	—	1,180,319

Foreign	—	—	—	—

Total	¥1,173,419	¥6,900	¥—	¥1,180,319

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥5,704,875	¥23,952	¥6,153	¥5,722,674
Japanese municipal bonds	83,253	77	550	82,780
Japanese corporate bonds	361,656	2,459	565	363,550

Total domestic debt instruments	6,149,784	26,488	7,268	6,169,004
Equity instruments	2,421,507	2,699,446	3,324	5,117,629

Total domestic	8,571,291	2,725,934	10,592	11,286,633

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,565,748	2,352	99,837	3,468,263
Bonds issued by other governments and official institutions	1,687,959	512	18,618	1,669,853
Mortgage-backed securities	646,206	33	12,610	633,629
Other debt instruments	183,327	300	606	183,021

Total foreign debt instruments	6,083,240	3,197	131,671	5,954,766
Equity instruments	362,671	296,706	258	659,119

Total foreign	6,445,911	299,903	131,929	6,613,885

Total	¥15,017,202	¥3,025,837	¥142,521	¥17,900,518

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at September 30, 2017 and March 31, 2017. None of the available-for-sale equity instruments included in the tables have been in a continuous unrealized loss position for twelve months or more, since a significant or prolonged decline in the fair value of an equity instrument below its cost is considered to be an objective evidence of impairment and in such case the unrealized losses are reclassified from equity to profit or loss.

	At September 30, 2017
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	4,048	1	—	—	4,048	1
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	4,048	1	—	—	4,048	1

Foreign	—	—	—	—	—	—

Total	¥4,048	¥1	¥—	¥—	¥4,048	¥1

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥3,998,110	¥8,033	¥—	¥—	¥3,998,110	¥8,033
Japanese municipal bonds	79,233	538	7,232	45	86,465	583
Japanese corporate bonds	181,221	511	15,336	36	196,557	547

Total domestic debt instruments	4,258,564	9,082	22,568	81	4,281,132	9,163
Equity instruments	17,424	2,082	—	—	17,424	2,082

Total domestic	4,275,988	11,164	22,568	81	4,298,556	11,245

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,660,515	19,992	1,035,643	67,774	2,696,158	87,766
Bonds issued by other governments and official institutions	1,366,114	3,442	225,291	10,412	1,591,405	13,854
Mortgage-backed securities	567,928	7,022	10,306	172	578,234	7,194
Other debt instruments	78,640	246	6,934	190	85,574	436

Total foreign debt instruments	3,673,197	30,702	1,278,174	78,548	4,951,371	109,250
Equity instruments	2,987	89	—	—	2,987	89

Total foreign	3,676,184	30,791	1,278,174	78,548	4,954,358	109,339

Total	¥7,952,172	¥41,955	¥1,300,742	¥78,629	¥9,252,914	¥120,584

	At March 31, 2017
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	—	—	—	—	—	—

Foreign	—	—	—	—	—	—

Total	¥—	¥—	¥—	¥—	¥—	¥—

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥1,427,268	¥6,153	¥—	¥—	¥1,427,268	¥6,153
Japanese municipal bonds	68,154	543	2,383	7	70,537	550
Japanese corporate bonds	126,267	560	2,307	5	128,574	565

Total domestic debt instruments	1,621,689	7,256	4,690	12	1,626,379	7,268
Equity instruments	170,399	3,324	—	—	170,399	3,324

Total domestic	1,792,088	10,580	4,690	12	1,796,778	10,592

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,590,352	40,549	685,367	59,288	2,275,719	99,837
Bonds issued by other governments and official institutions	1,238,536	18,587	60,616	31	1,299,152	18,618
Mortgage-backed securities	618,451	12,370	10,317	240	628,768	12,610
Other debt instruments	61,230	350	6,182	256	67,412	606

Total foreign debt instruments	3,508,569	71,856	762,482	59,815	4,271,051	131,671
Equity instruments	10,105	258	—	—	10,105	258

Total foreign	3,518,674	72,114	762,482	59,815	4,281,156	131,929

Total	¥5,310,762	¥82,694	¥767,172	¥59,827	¥6,077,934	¥142,521

Trading Assets

The following table shows our trading assets at September 30, 2017 and March 31, 2017. Our trading assets were ¥3,683,141 million at September 30, 2017, a decrease of ¥93,530 million from ¥3,776,671 million at March 31, 2017. The decrease was primarily due to a decrease in our holdings of Japanese government bonds.

	At September 30, 2017	At March 31, 2017
	(In millions)
Debt instruments	¥3,105,215	¥3,339,928
Equity instruments	577,926	436,743

Total trading assets	¥3,683,141	¥3,776,671

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at September 30, 2017 and March 31, 2017. The fair value was ¥1,599,103 million at September 30, 2017, an increase of ¥10 million from ¥1,599,093 million at March 31, 2017.

	At September 30, 2017	At March 31, 2017
	(In millions)
Debt instruments	¥1,581,438	¥1,582,957
Equity instruments	17,665	16,136

Total financial assets at fair value through profit or loss	¥1,599,103	¥1,599,093

Liabilities

Our total liabilities increased by ¥5,489,387 million from ¥179,263,698 million at March 31, 2017 to ¥184,753,085 million at September 30, 2017, primarily due to increases in deposits and repurchase agreements and cash collateral on securities lent.

The following table shows our liabilities at September 30, 2017 and March 31, 2017.

	At September 30, 2017	At March 31, 2017
	(In millions)
Deposits	¥133,683,638	¥130,295,290
Call money and bills sold	1,890,031	2,088,020
Repurchase agreements and cash collateral on securities lent	11,906,971	9,424,506
Trading liabilities	2,250,002	2,071,584
Derivative financial instruments	3,593,712	3,889,694
Borrowings	12,348,923	12,245,943
Debt securities in issue	11,698,919	11,165,623
Provisions	146,564	194,700
Other liabilities	6,694,080	7,488,766
Current tax liabilities	51,859	79,371
Deferred tax liabilities	488,386	320,201

Total liabilities	¥184,753,085	¥179,263,698

Deposits

We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, approximately 80% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals and private corporations, with the balance from governmental bodies (including municipal authorities) and financial institutions.

SMBC’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits and negotiable certificates of deposit.

Our deposit balances at September 30, 2017 were ¥133,683,638 million, an increase of ¥3,388,348 million, or 3%, from ¥130,295,290 million at March 31, 2017, primarily due to increases in demand deposits at domestic offices and negotiable certificates of deposit at foreign offices.

The following table shows a breakdown of our domestic and foreign offices’ deposits at September 30, 2017 and March 31, 2017.

	At September 30, 2017	At March 31, 2017
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥19,701,678	¥18,737,973
Interest-bearing demand deposits	50,299,107	48,879,089
Deposits at notice	913,563	1,066,201
Time deposits	22,260,092	22,269,409
Negotiable certificates of deposit	5,973,355	6,021,236
Others	6,696,315	7,290,869

Total domestic offices	105,844,110	104,264,777

Foreign offices:
Non-interest-bearing demand deposits	1,189,758	1,115,579
Interest-bearing demand deposits	2,567,877	2,402,906
Deposits at notice	9,604,543	9,264,068
Time deposits	7,385,004	7,256,466
Negotiable certificates of deposit	6,922,572	5,859,702
Others	169,774	131,792

Total foreign offices	27,839,528	26,030,513

Total deposits	¥133,683,638	¥130,295,290

Borrowings

Borrowings include short-term borrowings, unsubordinated and subordinated long-term borrowings, liabilities associated with securitization transactions of our own assets, and lease obligations. At September 30, 2017, our borrowings were ¥12,348,923 million, an increase of ¥102,980 million, or 1%, from ¥12,245,943 million at March 31, 2017, primarily due to an increase in unsubordinated long-term borrowings, which was partially offset by a decrease in short-term borrowings.

At September 30, 2017, our short-term borrowings accounted for 58% of our total borrowings, and our long-term borrowings accounted for 31% of our total borrowings.

The following table shows the balances with respect to our borrowings at September 30, 2017 and March 31, 2017.

	At September 30, 2017	At March 31, 2017
	(In millions)
Short-term borrowings	¥7,193,855	¥7,546,496
Long-term borrowings:
Unsubordinated	3,527,378	3,138,582
Subordinated	284,200	284,200
Liabilities associated with securitization transactions	1,246,392	1,169,741
Lease obligations	97,098	106,924

Total borrowings	¥12,348,923	¥12,245,943

For more information, see Note 12 “Borrowings” to our consolidated financial statements included elsewhere in this report, which sets forth summaries of short- and long-term borrowings.

Debt Securities in Issue

Debt securities in issue at September 30, 2017 were ¥11,698,919 million, an increase of ¥533,296 million, or 5%, from ¥11,165,623 million at March 31, 2017, primarily due to an increase in bonds reflecting our efforts to expand foreign currency funding sources.

	At September 30, 2017	At March 31, 2017
	(In millions)
Commercial paper	¥3,586,306	¥3,518,346
Bonds	6,393,078	5,940,252
Subordinated bonds	1,719,535	1,707,025

Total debt securities in issue	¥11,698,919	¥11,165,623

For more information, see Note 13 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this report, which sets forth summaries of debt securities in issue.

Total Equity

Our total equity increased by ¥647,675 million from ¥11,887,283 million at March 31, 2017 to ¥12,534,958 million at September 30, 2017, primarily due to increases in retained earnings and other reserves. The increase in retained earnings mainly reflected our net profit. The increase in other reserves was primarily due to an increase in available-for-sale financial assets reserve reflecting a rise in market prices of domestic equity instruments.

	At September 30, 2017	At March 31, 2017
	(In millions)
Capital stock	¥2,338,743	¥2,337,896
Capital surplus	863,366	864,052
Retained earnings	4,929,792	4,609,496
Other reserves	2,431,221	2,134,042
Treasury stock	(12,480)	(12,913)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	10,550,642	9,932,573
Non-controlling interests	1,534,504	1,505,001
Equity attributable to other equity instruments holders	449,812	449,709

Total equity	¥12,534,958	¥11,887,283

Liquidity

We derive funding for our operations from both domestic and international sources. Our domestic funding is derived primarily from deposits placed with SMBC by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, borrowings, and negotiable certificates of deposit issued by SMBC to domestic and international customers. Our international sources of funds are principally from deposits from corporate customers and foreign central banks, negotiable certificates of deposit, bonds, commercial paper, and also from repurchase agreements and cash collateral on securities lent. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.

As shown in the following table, total deposits increased by ¥3,388,348 million, or 3%, from ¥130,295,290 million at March 31, 2017 to ¥133,683,638 million at September 30, 2017. The balance of deposits at September 30, 2017 exceeded the balance of loans and advances by ¥36,683,663 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 73%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At September 30, 2017	At March 31, 2017
	(In millions)
Loans and advances	¥96,999,975	¥95,273,845
Deposits	133,683,638	130,295,290

We have invested the excess balance of deposits against loans and advances primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. SMBC’s Treasury Unit actively monitors the movement of interest rates and maturity profile of its bond portfolio as part of SMBC’s overall risk management. The bonds can be used to enhance liquidity. When needed, they can be used as collateral for call money or other money market funding or short-term borrowings from the BOJ.

Secondary sources of liquidity include short-term debts, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debts, including both senior and subordinated debts, as additional sources of liquidity. With short- and long-term debts, we can diversify our funding sources, effectively manage our funding costs and enhance our capital adequacy ratios when appropriate.

We source our funding in foreign currencies primarily from financial institutions, general corporations, and institutional investors, through short- and long-term financing. Even if we encounter declines in our credit quality or that of Japan in the future, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies, and pledge collateral to the U.S. Federal Reserve Bank.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to SMFG by Moody’s, S&P and Fitch at November 30, 2017.

At November 30, 2017
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A-	S	—	A	S	F1

The following table shows credit ratings assigned to SMBC by Moody’s, S&P and Fitch at November 30, 2017.

At November 30, 2017
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A	S	A-1	A	S	F1

We are assigned credit ratings by major domestic and international credit rating agencies. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and rating system vary among rating agencies, credit ratings are generally based on information provided by us or independent sources, and can be influenced by the credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase our borrowing costs, reduce our access to the capital markets and otherwise negatively affect our ability to raise funds, which in turn could have a negative impact on our liquidity position.

The guidelines published by the Financial Services Agency of Japan (“FSA”) for liquidity coverage ratio (“LCR”) applicable to banks with international operations are based on the full text of the LCR standard issued by the BCBS in January 2013. Under these guidelines, banks with international operations must maintain LCR of 100% on both a consolidated basis and a nonconsolidated basis, while the minimum LCR requirements are being phased in between March 31, 2015 and March 31, 2019 with an increase of 10% in each year starting from 60%. The following table shows the LCRs of SMFG and SMBC for the three months ended September 30, 2017. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR guidelines.

For the three months ended September 30, 2017(1)
SMFG (consolidated)	127.4%
SMBC (consolidated)	131.6%
SMBC (nonconsolidated)	134.8%

(1)	Under the FSA’s LCR guidelines, LCR is set as the three-month average of the daily LCR for the three months ended September 30, 2017, which is calculated by dividing the balance of high-quality liquid assets by the total net cash outflows on a daily basis for the same three months.

For further information, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Liquidity Requirement” of our annual report on Form 20-F for the fiscal year ended March 31, 2017.

Capital Management

With regard to capital management, we strictly abide by the capital adequacy guidelines set by the FSA. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because they have been designed by the FSA to suit the Japanese banking environment. Our banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.

Each figure for the FSA capital adequacy guidelines is calculated based on our financial statements prepared under Japanese GAAP.

The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach, the foundation internal rating-based (“IRB”) approach and the advanced IRB approach for credit risk, and the basic indicator approach, the standardized approach (“TSA”) and the advanced measurement approach (“AMA”) for operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach for credit risk, and the TSA or the AMA for operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.

We and SMBC have adopted the advanced IRB approach since March 31, 2009 and the AMA since March 31, 2008.

In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began on January 1, 2013 and will be fully applied from January 1, 2019.

These capital reforms increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer, which started to be phased in from January 2016 with the initial ratio of 0.625% and will reach 2.5% by January 2019, to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement was also increased from 4% to 6%, resulting in a total requirement of 8.5% when combined with the above-mentioned conservation buffer. The total capital requirement remains at the existing level of 8% but will increase to 10.5% by January 2019 due to the capital conservation buffer. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss absorbing capital has been implemented according to national circumstances. The GHOS also agreed on transitional arrangements for implementing the new requirements.

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the FSB as G-SIBs, which includes us, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets, which is commonly referred to as the G-SIB capital surcharge, based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of G-SIB capital surcharge that applies to us based on the FSB’s determination will be 1% of risk-weighted assets when the requirements are fully applied from 2019. Under the phase-in arrangement for the G-SIB capital surcharge, we are currently required to maintain 0.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets.

To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. Under the FSA capital adequacy guidelines, the new capital requirements are being phased in from March 31, 2013 through March 31, 2019. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement have been 4.5% and 6%, respectively, since March 2015. The capital conservation buffer, countercyclical buffer and the G-SIB capital surcharge started to be phased in from March 31, 2016 under the FSA capital adequacy guidelines.

On December 7, 2017, the GHOS endorsed the outstanding Basel III regulatory reforms. For further details regarding the finalized Basel III reforms, see “Recent Developments—Operating Environment—Regulatory Environment.”

In March 2015, the FSA published its leverage ratio guidelines, which have been applied from March 31, 2015, to help ensure broad and adequate capture of both on- and off-balance sheet sources of leverage for internationally active banks. The FSA’s leverage ratio guidelines are based on the text of the leverage ratio framework and disclosure requirements issued by the BCBS in January 2014.

Under the text of the leverage ratio framework, the BCBS indicated the minimum leverage ratio as 3% and monitored bank’s leverage ratio data in order to assess whether the design and calibration of a minimum leverage ratio of 3% is appropriate from January 1, 2013 to January 1, 2017.

On December 7, 2017, the definition and requirements of the leverage ratio were finalized as part of the finalized Basel III reforms, under which the leverage ratio will be based on a Tier 1 definition of capital and the minimum leverage ratio will be 3%. Under the finalized Basel III reforms, G-SIBs are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable G-SIB capital surcharge, and various refinements are made to the definition of the leverage ratio exposure measure. The leverage ratio requirements under the definition and requirements based on the framework issued by the BCBS in January 2014 will take effect in January 2018, and those under the finalized definition and requirements and the leverage ratio buffer requirement for the G-SIBs will take effect from January 1, 2022.

The table below presents our risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at September 30, 2017 and March 31, 2017, based on the Basel III rules.

	At September 30, 2017	At March 31, 2017
	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	17.69%	16.93%
Tier 1 risk-weighted capital ratio	14.85%	14.07%
Common Equity Tier 1 risk-weighted capital ratio	12.96%	12.17%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥12,372.5	¥11,973.7
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	10,384.0	9,946.2
Common Equity Tier 1 capital	9,060.4	8,608.5
Risk-weighted assets	69,905.6	70,683.5
The amount of minimum total capital requirements(1)	5,592.5	5,654.7

Leverage ratio	4.77%	4.74%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Common Equity Tier 1 capital consists primarily of capital stock, capital surplus and retained earnings relating to common shares, and non-controlling interests that meet the criteria set forth in the FSA capital adequacy guidelines for inclusion in Common Equity Tier 1 capital.

Non-controlling interests arising from the issue of common shares by a fully consolidated subsidiary of a bank may receive recognition in Common Equity Tier 1 capital only if: (1) the instrument giving rise to the non-controlling interest would, if issued by the bank, meet all of the criteria set forth in the FSA capital adequacy guidelines for classification as common shares for regulatory capital purposes; and (2) the subsidiary that issued the instrument is itself a bank or other financial institution subject to similar capital adequacy guidelines.

Non-controlling interests that will no longer qualify as Common Equity Tier 1 capital, Additional Tier 1 capital, or Tier 2 capital under Basel III started to be excluded from March 31, 2014 by increments of 20% and will be fully phased out by March 31, 2018.

Regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investment in the common equity capital of banking, financial and insurance entities and defined benefit pension fund assets and liabilities are to be applied mainly to the calculation of Common Equity Tier 1 capital in the form of a deduction. Such regulatory adjustments are being phased in from March 31, 2014 through March 31, 2018.

Additional Tier 1 capital consists primarily of preferred securities and perpetual subordinated bonds.

Tier 2 capital consists primarily of subordinated debt securities.

Capital instruments such as preferred securities and subordinated debt issued on or after March 31, 2013 must meet the new requirements to be included in regulatory capital. Capital instruments issued prior to March 31, 2013 that do not meet the requirements set forth in the FSA capital adequacy guidelines no longer qualify as Additional Tier 1 or Tier 2 capital. However, if those capital instruments meet the requirements for transitional arrangements set forth in such guidelines, they can qualify as Additional Tier 1 or Tier 2 capital during the phase-out period beginning March 31, 2013. The remaining balance of those non-qualifying capital instruments recognized as Additional Tier 1 or Tier 2 capital will be reduced in annual 10% increments and be fully phased out by March 31, 2022.

At September 30, 2017, our consolidated total capital was ¥12,373 billion, Tier 1 capital was ¥10,384 billion, and Common Equity Tier 1 capital was ¥9,060 billion. Our total risk-weighted assets at September 30, 2017 were ¥69,906 billion.

On a consolidated basis, our total risk-weighted capital ratio was 17.69% at September 30, 2017 compared to 16.93% at March 31, 2017, Tier 1 risk-weighted capital ratio was 14.85% at September 30, 2017 compared to 14.07% at March 31, 2017, Common Equity Tier 1 risk-weighted capital ratio was 12.96% at September 30, 2017 compared to 12.17% at March 31, 2017 and leverage ratio was 4.77% at September 30, 2017 compared to 4.74% at March 31, 2017.

Our capital position and SMBC’s capital position depend in part on the fair market value of our investment securities portfolio, since unrealized gains and losses are included in the amount of regulatory capital. At March 31, 2013, unrealized gains and losses were counted as Tier 2 capital and Additional Tier 1 capital, respectively, but started to be counted as Common Equity Tier 1 capital from March 31, 2014 by increments of 20% and will be fully counted as Common Equity Tier 1 capital from March 31, 2018. Since our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains and losses, substantial fluctuations in the Japanese stock markets may affect our capital position and the capital position of SMBC.

In addition, our capital position and SMBC’s capital position would be negatively affected if deferred tax assets cannot be recognized. Under Japanese GAAP, a company will lose its ability to recognize deferred tax assets if, in principle, it has substantial amounts of negative annual taxable income for each of past three consecutive years and current fiscal year, and is expected to have significant negative taxable income in the following fiscal year.

Set forth below is a table of risk-weighted capital ratios and leverage ratio of SMBC at September 30, 2017 and March 31, 2017 on a consolidated and nonconsolidated basis.

	At September 30, 2017	At March 31, 2017
	(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	18.33%	17.77%
Tier 1 risk-weighted capital ratio	15.18%	14.61%
Common Equity Tier 1 risk-weighted capital ratio	13.44%	12.89%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,515.7	¥10,311.6
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,710.5	8,478.2
Common Equity Tier 1 capital	7,708.0	7,476.9
Risk-weighted assets	57,348.4	58,004.4
The amount of minimum total capital requirements(1)	4,587.9	4,640.4

Leverage ratio	4.39%	4.41%

SMBC Nonconsolidated:
Total risk-weighted capital ratio	19.20%	18.61%
Tier 1 risk-weighted capital ratio	15.68%	15.05%
Common Equity Tier 1 risk-weighted capital ratio	13.74%	13.15%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,753.3	¥9,598.4
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	7,965.5	7,766.8
Common Equity Tier 1 capital	6,979.3	6,785.0
Risk-weighted assets	50,790.6	51,575.8
The amount of minimum total capital requirements(1)	4,063.3	4,126.1

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Our securities subsidiaries in Japan, SMBC Nikko Securities and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”), are also subject to capital adequacy requirements under the Financial Instruments and Exchange Act of Japan. At September 30, 2017, the capital adequacy ratios were 328.1% for SMBC Nikko Securities and 1,137.7% for SMBC Friend Securities, and sufficiently above 140%, below which level they would be required to file daily reports with the Commissioner of the FSA.

Off-Balance Sheet Arrangements

To meet our customers’ financing needs, we engage in various types of off-balance sheet arrangements in the ordinary course of business.

Our arrangements include loan commitments, financial guarantees and other credit-related contingent liabilities. Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at September 30, 2017 and March 31, 2017.

	At September 30, 2017	At March 31, 2017
	(In millions)
Loan commitments	¥63,525,288	¥62,357,210
Financial guarantees and other credit-related contingent liabilities	8,352,873	7,924,711

Total	¥71,878,161	¥70,281,921

The nominal amounts of these off-balance sheet instruments generally represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held. For example, since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which we can reject an application from customers or reduce the contract amounts in cases where economic conditions change, we need to secure claims, or some other significant event occurs. In addition, we may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when the need arises and securing claims after the contracts are made. We regularly review the credit quality of the customer based on our risk management system.

In addition to the above-mentioned off-balance sheet arrangements, some of the Group’s off-balance sheet arrangements are related to activities of structured entities. For further information, see Note 22 “Structured Entities” to our consolidated financial statements included elsewhere in this report.

FINANCIAL RISK MANAGEMENT

On April 1, 2017, we introduced Group-wide business units and a Group Chief Officers system (“CxO system”). In addition, we transitioned to a company with three statutory committees: a nominating committee, an audit committee and a compensation committee, from a board of corporate auditors governance system, following approval at our ordinary general meeting of shareholders held on June 29, 2017. In connection with the foregoing, we changed our risk management system, including by introducing a Group Chief Risk Officer (“Group CRO”) who reports to the board of directors and its internal committees and conducting various meetings for business executions to centrally identify and manage risks. The following information shows our new risk management system.

Quantitative and Qualitative Information about Risk Management

Basic Approach

As risks in the financial services industry increase in diversity and complexity, risk management (identifying, measuring, and controlling risk) has never been more important in the management of a financial institution.

We conduct business operations based on our overarching Risk Appetite Framework (“RAF”).

Risk Appetite Framework

We introduced RAF to ensure that risk and return levels are appropriate. RAF clarifies the types and levels of risk that we are willing to take on or are prepared to tolerate in order to grow profits based on an accurate understanding of the operating environment and the inherent risks (risk appetite). RAF also contains provisions for controlling Group-wide risk. Accordingly, RAF provides a central pillar of business management alongside business strategy.

Our basic position and risk appetite specifics are set out in an internal document for Group-wide use.

Risk Appetite

We have a Risk Appetite Statement that provides a qualitative explanation of our approach to risk taking and risk management for each category: financial soundness, profitability, liquidity, credit, market, operational and conduct. We also have quantitative Risk Appetite Measures that function as benchmarks for risks that we are considering taking and for risk / return.

For the financial soundness category, our Risk Appetite Statement has “maintain a sufficient level of capital to support sustainable growth” as the overall policy. It also includes specific policies for the fiscal year in question based on our view of the environment and risk. The common equity Tier 1 ratio, the leverage ratio, and several other indicators have been established as Risk Appetite Measures.

Individual risk appetites have been established for specific business units or strategies as necessary based on our overall risk appetite.

Operation of Risk Appetite Framework

The process of setting risk appetite for each fiscal year begins with discussions and the sharing of information on the current and future business environment and risks by the Management Committee and the board of directors. Risks that threaten to severely impact management are identified as Top Risks. Risk appetite is then decided on the basis of risk analyses (stress testing) that illustrate the impact if a risk should be realized. Business strategies and policies for the conduct of business are drawn up on the basis of risk appetite decisions.

The outlooks for the operating environment and risks, including Top Risks, are continuously updated over the course of the fiscal year’s business and the risk appetite situation is monitored regularly through the medium of Risk Appetite Measures and other controls. Risk Appetite Measures and business strategies are revised as necessary.

Three risk management levels are set for Risk Appetite Measures, which are monitored accordingly.

Comprehensive Risk Management

The risks that need to be managed on a Group-wide basis have been defined as credit risk, market risk, liquidity risk, and operational risk. Risks are managed based on their characteristics.

In addition, necessary guidance is provided to Group companies in identifying categories of risk they need to address in their particular businesses. These risk categories are continuously reviewed and new ones may be added in response to changes in the operating environment.

Thorough assessments of the operating environment and risks, including Top Risks, are carried out to ensure effective operation of RAF, after which risks are managed systematically through frameworks for risk analysis via stress testing and risk capital management.

Types of Risk to be Managed

We classify risk into the following categories:

Credit Risk. Credit risk is the possibility of a loss arising from a credit event, such as deterioration in the financial condition of a borrower, that causes an asset (including off-balance sheet transactions) to lose value or become worthless.

Market Risk. Market risk is the possibility that fluctuations in interest rates, foreign exchange rates or stock prices will change the market value of financial products, leading to a loss.

Liquidity Risk. Liquidity risk is the risk that there may be difficulties in raising funds needed for settlements, as a result of the mismatching of uses of funds and sources of funds or unexpected outflows of funds, which may make it necessary to raise funds at higher rates than normal.

Operational Risk. Operational risk is the possibility of losses arising from inadequate or failed internal processes, people, and systems or from external events.

Top Risks

We identify those risks that threaten to significantly impact management as Top Risks.

The selection of Top Risks involves comprehensive screening of risk factors, evaluation of each risk scenario’s possibility of occurrence and potential impact on management, and discussion by the Risk Management Committee and the Management Committee. Top Risks are utilized to enhance risk management by being incorporated into discussions of RAF and the formulation of business strategies and into the creation of risk scenarios for stress testing.

Stress Testing

In the current volatile business environment, stress testing is essential for analyzing and estimating the effects of stress events brought about by risks such as economic recession and market turbulence. When establishing our medium-term management plan or annual business plan, we conduct stress testing to appraise the likely financial impact of various stress events on the Group, so that we can prepare actions in advance to deal with such events as they occur.

Stress testing consists of four processes: scenario design, scenario finalization, calculation of the impact on financial items, and confirmation by the Management Committee. In the scenario design process, scenarios are designed by the Corporate Risk Management Department after compiling information on our Top Risks and the views of related departments on such factors as future global trends. In the scenario finalization process, scenarios are revised as necessary based on the outcome of discussions between specialists and related departments. In the calculation of the impact on financial items process, we calculate the financial impact under each scenario and analyze their aggregate on financial items such as the Common Equity Tier 1 ratios. After these three processes, the scenarios and impact on financial items are reported to the Management Committee for verification of the appropriateness of business strategy.

Risk Capital Management

In managing credit risk, market risk, and operational risk affecting the entire Group, we apply a uniform standard, risk capital based on value at risk (“VaR”), for use in monitoring and managing risks. This standard is applied while taking into account the characteristics of each risk and of the businesses of Group companies. Specific risk capital measures include setting upper limits for risk exposure based on Group-wide and business unit risk appetite and Group-wide management constitution. Each business unit operates business operation within that limit. Through these precautions, we practice management that maintains an appropriate balance between risks and returns based on a comprehensive perspective and secure sufficient financial soundness.

Disclosures of the objectives, policies and processes to manage each risk and the methods used to measure each risk have been included in “Credit Risk,” “Market Risk and Liquidity Risk,” and “Operational Risk.”

Risk Management System

Top management plays an active role in the risk management process out of recognition for the importance of risk management. The Group-wide basic policies for risk management are determined by the Management Committee before being authorized by the board of directors.

In line with these basic policies for risk management, the functions for managing major risks are consolidated within the Risk Management Unit, which is independent from business units, and we seek to refine our risk management system through such means as enhancing comprehensive reviews of each risk category. In addition, the Internal Audit Unit conducts internal audits on the status of risk management to verify that risk is appropriately managed.

Risk management systems are in place at individual Group companies that have been established based on the characteristics of their particular businesses and in accordance with the basic policies. Furthermore, we are sharing information on Group-wide risk management and strengthening related systems through the Group CRO Committee, which consists of the Group CRO and risk management representatives from strategically important Group companies.

Risk Committee

The Risk Committee is an internal committee of the board of directors, composed of outside directors as well as experts from inside and outside of SMFG who possess specialized insight.

The Risk Committee meets regularly to discuss risk management topics, including Top Risks and RAF, from a specialist viewpoint. The results are reported to the board of directors as necessary.

Risk Management Committee

Chaired by the Group CRO and consisting of representatives from risk management divisions and business units, the Risk Management Committee is tasked with compiling and sharing information related to Group-wide risk management and discussing this information as necessary.

The committee discusses risks, RAF, and other matters related to all areas of risk management and reports its findings to the Management Committee.

Implementation of Basel Regulation

Basel III is an international agreement on minimum capital, leverage, liquidity and other requirements applicable to internationally active banks. The Basel III capital framework was implemented in Japan from March 31, 2013 pursuant to revised capital adequacy guidelines adopted by the FSA, subject to the phase-in of some requirements, as contemplated by Basel III.

The framework of Basel III is a continuation of Basel II, with multiple approaches to calculating capital requirements; we adopted the advanced IRB approach for credit risk from March 31, 2009, and the AMA for operational risk from March 31, 2008.

Detailed information on our capital ratios is included in “Financial Review—Operating Results and Financial Condition—Capital Management.”

Credit Risk

Credit risk is the risk of incurring losses from decline or loss of the value of an asset (including off-balance sheet items) that is caused by a credit event including but not limited to the deterioration of financial condition of a borrower. Overseas credits transactions also entail country risk, which is closely related to credit risk. Country risk is the risk of incurring losses caused by changes in political or economic conditions. Credit exposures arise primarily from lending activities such as loans and advances, acquiring investment securities, derivative transactions, and off-balance sheet transactions such as unused portion of loan commitments.

Credit Risk Management System

Credit risk is the most significant risk to which we are exposed. The purpose of credit risk management is to keep the credit risk exposure to a permissible level relative to capital, to maintain the quality of assets and to ensure returns commensurate with risk.

At the Group, the Group CRO formulates credit risk management policies each year on the basis of Group-wide basic policies for risk management. The Credit & Investment Planning Department, responsible for the comprehensive management of credit risk, drafts and administers credit risk regulations including the Group credit policies, manages non-performing loans (“NPLs”), and performs other aspects of credit portfolio management. Also, the Credit Risk Committee deliberates on matters related to Group-wide credit portfolios. Our Group companies follow the fundamental principles established by us to assess and manage credit risk. Each of our Group companies manages credit risk according to the nature of its business, and assesses and manages the credit risks of individual loans and credit portfolios quantitatively, using consistent standards.

At SMBC, our significant banking subsidiary, the Credit & Investment Planning Department within the Risk Management Unit is responsible for the comprehensive management of credit risk. This department drafts and administers credit policies, the internal rating system, credit authority guidelines, and credit application guidelines, and manages NPLs, including impaired loans, and other aspects of credit portfolio management. The department also cooperates with the Corporate Risk Management Department in quantifying credit risk (risk capital and risk-weighted assets) and controls SMBC’s entire credit risk. Further, the Credit Portfolio Management Department within the Credit & Investment Planning Department strives to stabilize the credit portfolio and manage the risk through credit derivatives, loan asset sales and other instruments.

The credit departments of SMBC within each business unit conduct credit risk management for loans handled by its unit and manage portfolios of its unit. The credit limits they use are based on the baseline amounts that the Credit & Investment Planning Department establishes for each grading category, with particular attention paid to evaluating and managing customers or loans perceived to have particularly high credit risk. The Corporate Research Department engages in research on industries and analyzes the business and financial conditions of borrower enterprises to detect early signs of problems or growth potential. The Credit Administration Department is responsible for handling NPLs of borrowers classified as potentially bankrupt or lower, and formulates plans for workouts, including write-offs, and corporate rehabilitation. The department closely liaises with SMBC Servicer Co., Ltd., our Group company, which engages in related services to efficiently reduce the amount of NPLs, including through the sale of loans.

The Internal Audit Unit of SMBC, operating independently of the business units, audits asset quality, accuracy of grading and state of credit risk management, and reports the results directly to the board of directors and the Management Committee.

SMBC has established the Credit Risk Committee to undertake control of credit risk and to ensure the overall soundness of the loan operations.

Credit Risk Management Methods

To effectively manage the risk involved in individual loans as well as the credit portfolio as a whole, we first acknowledge that every loan entails credit risk, assess the credit risk posed by each borrower and loan using an internal rating system, and quantify that risk for control purposes.

Credit Risk Evaluation

At SMBC, the Credit & Investment Planning Department manages an internal rating system for each asset control category set according to portfolio characteristics. For example, credits to commercial and industrial (“C&I”) companies, individuals for business purposes (domestic only), sovereigns, public sector entities, and financial institutions are assigned an “obligor grade,” which indicates the borrower’s creditworthiness, and/or “facility grade,” which indicates the collectability of assets taking into account the transaction conditions such as guarantee/collateral, and tenor. The business units determine an obligor grade by first assigning a financial grade using a financial strength grading model and data obtained from the obligor’s financial statements, including net worth and cash flows. The financial grade is then adjusted taking into account the actual state of the obligor’s financial position and qualitative factors to derive the obligor grade. The qualitative factors mainly include the expected future cash flows taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, and the overall support from financial institutions. In the event that the borrower is domiciled overseas, internal ratings for credit are made after taking into consideration the country rank, which represents an assessment of the credit quality of each country based on its political and economic situation, as well as its current account balance and external debt. Obligor grades and facility grades are reviewed once a year and as otherwise necessary, such as when there are changes in the credit situation. Our subsidiaries carry out credit risk evaluations in line with SMBC.

There are also grading systems for loans to individuals such as housing loans and structured finance including project finance, where the repayment source is limited to the cash flows generated by a particular business or asset. For example, the obligor grade of housing loans is determined taking into account various relevant factors such as proportion of the repayment to revenue, proportion of down payment to the value and past due information.

The Credit & Investment Planning Department of SMBC centrally manages the internal rating systems, and designs, operates, supervises and validates the grading models. It validates the grading models (including statistical validation) of main assets following the procedure manual once a year to ensure their effectiveness and suitability.

Quantification of Credit Risk

At SMBC, credit risk quantification refers to the process of estimating the degree of credit risk of a portfolio or individual loan taking into account not just the obligor’s probability of default (“PD”), but also the concentration of risk in a specific customer or industry and the loss impact of fluctuations in the value of collateral, such as real estate and securities.

Specifically, the PD by grade, loss given default (“LGD”), credit quality correlation among obligors, and other parameter values are estimated using the historical data of obligors and facilities stored in a database to calculate the credit risk. Then, based on these parameters, SMBC runs a simulation of simultaneous default using the Monte Carlo Simulation to calculate SMBC’s maximum loss exposure to the estimated amount of the maximum losses that may be incurred. Based on these quantitative results, SMBC allocates risk capital.

Risk quantification is also executed for purposes such as to determine the portfolio’s risk concentration or to simulate economic movements (stress tests), and the results are used for making optimal decisions across the whole range of business operations, including formulating business plans and providing a standard against which individual credit applications are assessed.

Credit Assessment

At SMBC, the credit assessment of corporate loans involves a variety of financial analyses, including cash flows, to predict an enterprise’s capability of loan repayment and its growth prospects. These quantitative measures, when combined with qualitative analyses of industrial trends, the enterprise’s research and development capabilities, the competitiveness of its products or services, and its management caliber, result in a comprehensive credit assessment. The loan application is analyzed in terms of the intended utilization of the funds and the repayment schedule. In the assessment of housing loans for individuals, SMBC employs a credit assessment model based on credit data amassed and analyzed by SMBC over many years, taking into account various relevant factors including proportion of the repayment to revenue, proportion of down payment to the value and past due information.

Credit Monitoring

At SMBC, in addition to analyzing loans at the application stage, the Credit Monitoring System is utilized to reassess obligor grades, and review credit policies for each obligor so that problems can be detected at an early stage, and quick and effective action can be taken. The system includes annual monitoring that is carried out each time the financial results of the obligor enterprise are obtained, as well as ad-hoc monitoring that is performed each time credit conditions change.

Credit Portfolio Management

Risk-Taking Within the Scope of Capital

To keep the credit risk exposure to a permissible level relative to capital, the Corporate Risk Management Department of SMFG sets a credit risk capital limit for internal control purposes. Under this limit, sub-limits are set for each business unit. The Corporate Risk Management Department conducts monthly monitoring to make sure that these limits are being followed.

Controlling Concentration Risk

As our equity capital may be materially impaired in the event that the credit concentration risk becomes apparent, the Credit & Investment Planning Department of SMFG therefore takes measures to manage concentration risks, such as introducing large exposure limits and conducting intensive loan reviews for obligors with large exposures, with an increased focus on industrial sectors with an excessive concentration of credit risk. Further, to manage country risk, SMBC’s Credit Department of the International Banking Unit has credit limit guidelines based on each country’s creditworthiness.

Toward Active Portfolio Management

SMBC’s Credit Portfolio Management Department makes use of credit derivatives, loan asset sales, and other instruments to proactively and flexibly manage its portfolio to stabilize credit risk.

Market Risk and Liquidity Risk

Market risk is the possibility that fluctuations in interest rates, foreign exchange rates, stock prices or other market prices will change the market value of financial products, leading to a loss. The purpose of market risk management is to keep the market risk exposure to a permissible level relative to capital.

Liquidity risk is defined as the uncertainty around our ability to meet our debt obligations without incurring unacceptably large losses. An example of such risk is the possible inability to meet our current and future cash flow/collateral needs, both expected and unexpected. In such cases, we may be required to raise funds at less than favorable rates or be unable to raise sufficient funds for settlement. The purpose of liquidity risk management is to ensure that we are in a position to address its liquidity obligations through monitoring the liquidity gap between assets and liabilities, and maintaining highly liquid supplementary funding resources.

On the basis of the Group-wide basic policies for risk management, we have a quantitative management process to control market and liquidity risks on a Group-wide basis by setting allowable risk limits by company. We at least annually review and identify which companies primarily carry the market and liquidity risks within the Group. We set permissible levels and upper limits of risk for each identified company in consideration of those companies’ business plans. We ensure that each identified company establishes a risk management system that is appropriate to the risks it faces and has built-in transparent risk management processes which clearly separates front, middle and back office operations, and establishes a control system of mutual checks and balances.

Framework for Market and Liquidity Risk Management

The board of directors authorizes important matters relating to the management of market and liquidity risks, such as the basic policies and risk limits, which are decided by the Management Committee. The Corporate Risk Management Department, which is independent of the business units that directly handle market transactions, manages market and liquidity risks in an integrated manner. The Corporate Risk Management Department not only monitors the current risk situations but also reports regularly to the Management Committee and the board of directors.

Additionally, the Asset Liability Management (“ALM”) Committee meets on a quarterly basis to examine reports on the state of market risk management and to discuss our ALM operation policies. Furthermore, SMBC’s ALM Committee meets on a monthly basis to examine reports on the state of observance of SMBC’s limits on market and liquidity risks and to discuss SMBC’s ALM operations.

The Internal Audit Unit of SMBC also periodically performs internal audits to verify that the risk management framework is functioning properly.

Market Risk Management Methods

We manage market risk derived from trading activities and non-trading activities, including strategic equity investment and other transactions within the risk capital limit, which is determined by taking into account our shareholders’ equity and other principal indicators of our financial position. We also establish an upper limit on VaR and losses within the risk capital limits.

Our market risk can be divided into various factors: interest rates, foreign exchange rates, equity prices and option risks. We manage each of these risks by employing the VaR method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”).

VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, our VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point (0.01%) movement in interest rates.

The principal Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the maximum losses that may occur. The VaR calculation method we employ for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for the strategic equity investment portfolio); and

•	an observation period of four years (ten years for the strategic equity investment portfolio).

This method is reviewed periodically and refined, if necessary.

VaR Summary

The following tables set forth our VaR for trading activities and non-trading activities by risk categories for the six months ended September 30, 2017.

VaR for Trading Activities

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2017:
SMBC Consolidated
Maximum	¥3.2	¥4.3	¥3.7	¥2.0	¥8.8
Minimum	1.3	1.2	0.1	1.4	3.5
Daily average	2.0	2.2	1.5	1.7	6.4
At September 30, 2017	2.2	2.4	0.5	2.0	6.5
At March 31, 2017	1.9	1.2	0.4	1.7	3.9

SMFG Consolidated
Maximum	¥30.9	¥4.7	¥11.4	¥2.0	¥39.5
Minimum	6.8	1.5	4.3	1.4	14.5
Daily average	12.9	2.8	6.3	1.7	21.8
At September 30, 2017	11.4	2.6	6.1	2.0	20.6
At March 31, 2017	16.7	1.6	4.2	1.7	23.6

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-Trading Activities

• Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2017:
SMBC Consolidated
Maximum	¥29.3	¥0.0	¥39.2	¥0.0	¥47.7
Minimum	25.2	0.0	25.9	0.0	38.0
Daily average	26.4	0.0	30.3	0.0	43.2
At September 30, 2017	26.4	0.0	26.8	0.0	42.1
At March 31, 2017	27.4	0.0	34.2	0.0	44.1

SMFG Consolidated
Maximum	¥32.3	¥0.0	¥39.2	¥0.0	¥50.7
Minimum	27.8	0.0	26.0	0.0	41.2
Daily average	29.3	0.0	30.4	0.0	46.1
At September 30, 2017	29.2	0.0	26.9	0.0	44.9
At March 31, 2017	30.6	0.0	34.3	0.0	47.4

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

• Strategic Equity Investment

Equities risk
(In billions)
For the six months ended September 30, 2017:
SMBC Consolidated
Maximum	¥1,481.7
Minimum	1,309.8
Daily average	1,413.1
At September 30, 2017	1,476.9
At March 31, 2017	1,361.8

SMFG Consolidated
Maximum	¥1,691.7
Minimum	1,488.1
Daily average	1,608.9
At September 30, 2017	1,687.6
At March 31, 2017	1,544.5

Back-testing

The relationship between the VaR calculated with the model and the profit and loss data is back-tested periodically. There were no significant excess losses in the back-testing results including the trading accounts.

Stress Tests

To prepare for unexpected market swings, we perform stress tests on a monthly basis based on various scenarios.

Outlier Ratio

In the event the economic value of a bank declines by more than 20% of total capital as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under Pillar 2 of the Basel Capital Accord. This ratio, known as the outlier ratio, was 2.3% for SMBC on a consolidated basis at September 30, 2017, substantially below the 20% criterion. The decline in economic value based on the outlier framework of SMBC on a consolidated basis is shown in the following table.

	At September 30, 2017	At March 31, 2017
	(In billions, except percentages)
SMBC Consolidated
Total	¥241.4	¥150.5
Impact of yen interest rates	113.4	77.2
Impact of U.S. dollar interest rates	95.4	50.8
Impact of euro interest rates	15.0	8.8
Percentage of total capital	2.3%	1.5%

Note:	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and an observation period of five years).

Liquidity Risk Management Methods

We regard liquidity risk as one of the major risks. Our liquidity risk management is based on a framework consisting of setting upper limits for “funding gaps,” maintaining highly liquid supplementary funding sources and establishing contingency plans.

A funding gap is defined as a maturity mismatch between a source of funds and the use of funds. We actively manage this funding gap by setting limits on the size of gaps over a given time horizon and limiting reliance on short-term funding. These limits are established on both a Group company basis and individual branch basis, taking into account cash management planning, systemic factors and funding status, among other factors. Additionally, funding gap limits are set for individual currencies if necessary. We actively monitor funding gaps on a daily basis. Further, stress tests are regularly carried out by simulating the impact triggered, for example, by the outflow of deposits or having difficulties in funding from money markets, in order to thoroughly comprehend the amount required to fund when the liquidity risk is realized. We also monitor quantitative indicators of the levels of risk exposure to be assumed, such as Liquidity Coverage Ratio. SMBC carries out quantitative management of alert indications based on early warning indicators established to assist the bank in promptly and systematically detecting liquidity risks. Additionally, funding liquidity is maintained by holding assets, such as U.S. government bonds, which can be immediately converted to cash, or establishing borrowing facilities to be used as supplementary funding sources in an emergency, in order to smoothly raise the required funds even during market disruption.

Furthermore, contingency plans are developed at each Group company to respond to the liquidity risk when being realized, by creating detailed action plans such as lowering the upper limit for the funding gap, depending on the existing situation (i.e. normal, concerned, or critical) and the respective circumstances.

Operational Risk

Operational risk is the possibility of losses arising from inadequate or failed internal processes, people and systems or from external events. Specifically, it covers processing risk, system risk, legal risk, human resources risk, reputational risk and tangible risk. We have prepared operational risk management regulations to define the basic rules to be observed across our Group. Under these regulations, we are working to raise the level of sophistication of our management of operational risk across the Group by providing an effective framework for the identification, assessment, control and monitoring of significant risk factors and by establishing a system for executing contingency and business continuity plans.

Processing risk is the possibility of losses arising from negligent processing by directors and employees, and from accidents or misconducts. We have clarified the divisions responsible for the oversight functions for processing risk management, and we are working to raise the level of sophistication of our management of processing risk across the whole Group by establishing systems for managing the processing risks faced by Group companies, ensuring in-office inspection, minimizing losses in the event of processing risk materialization by drafting exhaustive contingency plans, and carrying out thorough quantification of the risk under management as basic principles.

System risk is the possibility of a loss arising from nonconformity to the business strategies, inappropriate technologies applied, changes to the development plan and delay in development when building an information system, and the risk of loss incurred due to the breakdown including those caused by cyber attack, malfunction, deficiency or unauthorized use (unauthorized alteration, destruction, duplication and leakage of the information). We have set the following as basic principles: recognizing information systems as an essential part of management strategy taking into account advances in IT, minimizing system risk by drafting regulations and specific management standards, (including a security policy) and establishing contingency plans to minimize losses if a system risk materializes.

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Financial Position (Unaudited)

	Note	At September 30, 2017	At March 31, 2017
		(In millions)
Assets:
Cash and deposits with banks		¥49,990,986	¥47,330,155
Call loans and bills bought		1,952,800	1,872,209
Reverse repurchase agreements and cash collateral on securities borrowed		9,555,849	8,924,385
Trading assets	5	3,683,141	3,776,671
Derivative financial instruments	6	3,807,133	4,063,982
Financial assets at fair value through profit or loss	7	1,599,103	1,599,093
Investment securities	8	19,290,071	19,073,937
Loans and advances	9	96,999,975	95,273,845
Investments in associates and joint ventures		696,461	675,704
Property, plant and equipment		2,966,027	2,686,055
Intangible assets		1,085,391	1,096,568
Other assets		5,539,861	4,456,031
Current tax assets		53,160	240,385
Deferred tax assets		68,085	81,961

Total assets		¥197,288,043	¥191,150,981

Liabilities:
Deposits	10	¥133,683,638	¥130,295,290
Call money and bills sold		1,890,031	2,088,020
Repurchase agreements and cash collateral on securities lent		11,906,971	9,424,506
Trading liabilities	11	2,250,002	2,071,584
Derivative financial instruments	6	3,593,712	3,889,694
Borrowings	12	12,348,923	12,245,943
Debt securities in issue	13	11,698,919	11,165,623
Provisions	14	146,564	194,700
Other liabilities		6,694,080	7,488,766
Current tax liabilities		51,859	79,371
Deferred tax liabilities		488,386	320,201

Total liabilities		184,753,085	179,263,698

Equity:
Capital stock	15	2,338,743	2,337,896
Capital surplus		863,366	864,052
Retained earnings		4,929,792	4,609,496
Other reserves		2,431,221	2,134,042
Treasury stock	15	(12,480)	(12,913)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		10,550,642	9,932,573
Non-controlling interests	16	1,534,504	1,505,001
Equity attributable to other equity instruments holders	16	449,812	449,709

Total equity		12,534,958	11,887,283

Total equity and liabilities		¥197,288,043	¥191,150,981

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statement (Unaudited)

		For the six months ended September 30,
	Note	2017	2016
		(In millions, except per share data)
Interest income		¥1,036,329	¥924,563
Interest expense		337,852	224,952

Net interest income		698,477	699,611

Fee and commission income		530,006	504,086
Fee and commission expense		99,052	87,115

Net fee and commission income		430,954	416,971

Net trading income		139,685	375,304
Net loss from financial assets at fair value through profit or loss		(960)	(489)
Net investment income		222,377	166,064
Other income		265,204	248,772

Total operating income		1,755,737	1,906,233

Impairment charges on financial assets	17	66,992	118,571

Net operating income		1,688,745	1,787,662

General and administrative expenses		888,037	863,137
Other expenses		215,666	178,723

Operating expenses		1,103,703	1,041,860

Share of post-tax profit of associates and joint ventures		32,223	15,280

Profit before tax		617,265	761,082

Income tax expense		137,296	201,614

Net profit		¥479,969	¥559,468

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥426,002	¥506,104
Non-controlling interests		49,252	49,399
Other equity instruments holders		4,715	3,965

Earnings per share:
Basic	18	¥302.06	¥370.17
Diluted	18	301.83	369.90

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income (Unaudited)

	For the six months ended September 30,
	2017	2016
	(In millions)
Net profit	¥479,969	¥559,468

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	76,692	(31,953)
Share of other comprehensive income (loss) of associates and joint ventures	117	(435)
Income tax relating to items that will not be reclassified	(23,417)	10,398

Total items that will not be reclassified to profit or loss, net of tax	53,392	(21,990)

Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	558,315	(110,159)
Reclassification adjustments for (gains) losses included in net profit, before tax	(152,564)	(39,521)
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(12,248)	(383,658)
Share of other comprehensive income (loss) of associates and joint ventures	(7,677)	(61,525)
Income tax relating to items that may be reclassified	(124,952)	71,039

Total items that may be reclassified subsequently to profit or loss, net of tax	260,874	(523,824)

Other comprehensive income (loss), net of tax	314,266	(545,814)

Total comprehensive income	¥794,235	¥13,654

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥723,181	¥5,835
Non-controlling interests	66,339	3,854
Other equity instruments holders	4,715	3,965

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity (Unaudited)

	Capital stock	Capital surplus	Retained earnings	Remeasure- ments of defined benefit plans	Available- for-sale financial assets	Exchange differences on translating foreign operations	Treasury stock	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity
		(In millions)
Balance at April 1, 2016	¥2,337,896	¥863,503	¥4,186,683	¥18,985	¥1,756,634	¥216,336	¥(175,381)	¥9,204,656	¥1,537,548	¥299,895	¥11,042,099

Comprehensive income:
Net profit	—	—	506,104	—	—	—	—	506,104	49,399	3,965	559,468
Other comprehensive income	—	—	—	(21,459)	(103,837)	(374,973)	—	(500,269)	(45,545)	—	(545,814)

Total comprehensive income	—	—	506,104	(21,459)	(103,837)	(374,973)	—	5,835	3,854	3,965	13,654

Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	15,597	—	15,597
Transaction with non-controlling interest shareholders	—	—	(3)	—	—	—	—	(3)	80	—	77
Dividends to shareholders	—	—	(102,542)	—	—	—	—	(102,542)	(37,235)	—	(139,777)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	(3,965)	(3,965)
Purchase of treasury stock	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Sale of treasury stock	—	—	—	—	—	—	5	5	—	—	5
Others	—	297	—	—	—	—	—	297	—	—	297

Balance at September 30, 2016	¥2,337,896	¥863,800	¥4,590,242	¥(2,474)	¥1,652,797	¥(158,637)	¥(175,405)	¥9,108,219	¥1,519,844	¥299,895	¥10,927,958

Balance at April 1, 2017	¥2,337,896	¥864,052	¥4,609,496	¥22,774	¥1,929,894	¥181,374	¥(12,913)	¥9,932,573	¥1,505,001	¥449,709	¥11,887,283

Comprehensive income:
Net profit	—	—	426,002	—	—	—	—	426,002	49,252	4,715	479,969
Other comprehensive income	—	—	—	52,802	271,588	(27,211)	—	297,179	17,087	—	314,266

Total comprehensive income	—	—	426,002	52,802	271,588	(27,211)	—	723,181	66,339	4,715	794,235

Issuance of shares under share-based payment transactions	847	848	—	—	—	—	—	1,695	—	—	1,695
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	(194)	—	(194)
Transaction with non-controlling interest shareholders	—	—	46	—	—	—	—	46	159	—	205
Dividends to shareholders	—	—	(105,752)	—	—	—	—	(105,752)	(36,801)	—	(142,553)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	(4,715)	(4,715)
Purchase of treasury stock	—	—	—	—	—	—	(54)	(54)	—	—	(54)
Sale of treasury stock	—	—	—	—	—	—	487	487	—	—	487
Loss on sale of treasury stock	—	(44)	—	—	—	—	—	(44)	—	—	(44)
Share-based payment transactions	—	(1,490)	—	—	—	—	—	(1,490)	—	—	(1,490)
Others	—	—	—	—	—	—	—	—	—	103	103

Balance at September 30, 2017	¥2,338,743	¥863,366	¥4,929,792	¥75,576	¥2,201,482	¥154,163	¥(12,480)	¥10,550,642	¥1,534,504	¥449,812	¥12,534,958

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows (Unaudited)

	For the six months ended September 30,
	2017	2016
	(In millions)
Operating Activities:
Profit before tax	¥617,265	¥761,082
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(151,604)	(39,032)
Foreign exchange (gains) losses	(309,268)	802,559
Provision for loan losses	62,936	50,477
Depreciation and amortization	153,933	145,315
Share of post-tax profit of associates and joint ventures	(32,223)	(15,280)
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	(263,515)	9,195
Net increase of call loans and bills bought	(62,670)	(130,244)
Net (increase) decrease of reverse repurchase agreements and cash collateral on securities borrowed	(693,515)	109,503
Net increase of loans and advances	(1,781,043)	(1,029,543)
Net change of trading assets and liabilities, and derivative financial instruments	(251,871)	(391,904)
Net increase (decrease) of deposits	3,307,828	(3,563,928)
Net increase (decrease) of call money and bills sold	(206,805)	965
Net increase of repurchase agreements and cash collateral on securities lent	2,539,490	1,515,044
Net increase (decrease) of other unsubordinated borrowings and debt securities in issue	523,754	(2,706,540)
Income taxes paid—net	41,350	(106,171)
Other operating activities—net	(177,888)	77,045

Net cash and cash equivalents provided by (used in) operating activities	3,316,154	(4,511,457)

Investing Activities:
Purchases of financial assets at fair value through profit or loss and available-for-sale financial assets	(12,851,411)	(11,313,448)
Proceeds from sale of financial assets at fair value through profit or loss and available-for-sale financial assets	8,685,366	9,198,336
Proceeds from maturities of financial assets at fair value through profit or loss and available-for-sale financial assets	3,103,302	3,764,545
Proceeds from maturities of held-to-maturity investments	460,192	550,778
Acquisitions of the subsidiaries and businesses, net of cash and cash equivalents acquired	(160,862)	(199,356)
Investments in associates and joint ventures	(812)	(16,386)
Proceeds from sale of investments in associates and joint ventures	—	233
Purchases of property, plant and equipment and investment properties	(289,780)	(206,222)
Purchases of intangible assets	(66,578)	(71,028)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	45,007	63,670
Other investing activities—net	1	1,193

Net cash and cash equivalents provided by (used in) investing activities	(1,075,575)	1,772,315

Financing Activities:
Redemption of subordinated borrowings	—	(8,000)
Proceeds from issuance of subordinated bonds	1,734	248,583
Redemption of subordinated bonds	(829)	(36,642)
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(105,712)	(102,518)
Dividends paid to non-controlling interest shareholders	(36,103)	(37,265)
Coupons paid to other equity instruments holders	(4,715)	(3,965)
Purchase of treasury stock and proceeds from sale of treasury stock—net	389	(24)
Purchase of other equity instruments and proceeds from sale of other equity instruments—net	102	—
Transactions with non-controlling interest shareholders—net	(2)	377

Net cash and cash equivalents provided by (used in) financing activities	(145,136)	60,546

Effect of exchange rate changes on cash and cash equivalents	299,598	(795,460)

Net increase (decrease) of cash and cash equivalents	2,395,041	(3,474,056)
Cash and cash equivalents at beginning of period	46,244,819	42,126,966

Cash and cash equivalents at end of period	¥48,639,860	¥38,652,910

Net cash and cash equivalents provided by (used in) operating activities includes:
Interest and dividends received	¥1,090,745	¥994,294
Interest paid	324,808	227,745

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)

1	GENERAL INFORMATION

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of SMBC in exchange for SMFG’s newly issued securities. SMFG is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan (“Companies Act”). Upon the formation of SMFG and the completion of the statutory share transfer, SMBC became a direct, wholly owned subsidiary of SMFG. SMFG has a primary listing on the Tokyo Stock Exchange (First Section), with further listing on the Nagoya Stock Exchange (First Section). SMFG’s American Depositary Shares are listed on the New York Stock Exchange.

SMFG and its subsidiaries (the “SMFG Group”) offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services.

The accompanying consolidated financial statements have been authorized for issue by the Management Committee on December 20, 2017.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The interim consolidated financial statements, including selected explanatory notes, of the SMFG Group have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements should be read in conjunction with the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

Significant Accounting Policies

On April 1, 2017, the SMFG Group started to apply hedge accounting in order to reflect the effect of risk management activities on its consolidated financial statements to mitigate the foreign currency risk on exchange differences arising from the translation of net investments in foreign operations. The SMFG Group uses currency derivatives and foreign currency denominated financial liabilities as hedging instruments. The effective portion of the gain or loss on the hedging instruments is recognized in other comprehensive income, whereas the ineffective portion of the gain or loss on the hedging instruments is recognized in net trading income in the consolidated income statement. The cumulative gain or loss recognized in other comprehensive income is recognized in the profit or loss on the disposal or partial disposal of the foreign operation. For further information about hedge accounting, see Note 6 “Derivative Financial Instruments—Hedge accounting.”

Other than the above, the significant accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2017.

For the six months ended September 30, 2017, a number of amendments to standards have become effective; however, they have not resulted in any material impact on the SMFG Group’s interim consolidated financial statements.

Recent Accounting Pronouncements

The SMFG Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

In September 2014, the IASB issued the narrow-scope amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” to address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The effective date of applying the amendments was January 1, 2016 when they were originally issued, however, in December 2015, the IASB issued Effective Date of Amendments to IFRS 10 and IAS 28 to remove the effective date and indicated that a new effective date will be determined at a future date when it has finalized revisions, if any, that result from its research project on the equity accounting. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 15 “Revenue from Contracts with Customers”

In May 2014, the IASB published IFRS 15 “Revenue from Contracts with Customers” to establish principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contract with customers. IFRS 15 replaces IAS 18 “Revenue,” IAS 11 “Construction Contracts,” IFRIC 13 “Customer Loyalty Programmes” and other related interpretations. The core principle of IFRS 15 is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 also requires enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively and improves guidance for multiple-element arrangements. The standard is effective for annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IFRS 9 “Financial Instruments”

In July 2014, the IASB published IFRS 9 “Financial Instruments,” which is the comprehensive standard to replace IAS 39 “Financial Instruments: Recognition and Measurement.” The standard contains the following new requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting, and is effective for annual periods beginning on or after January 1, 2018.

Classification and measurement

The standard requires all financial assets to be classified into three categories, namely, amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVPL”), based on the business model within which they are held and their contractual cash flow characteristics. A financial asset is measured at amortized cost if the asset is held within a business model whose objective is to hold the asset in order to collect contractual cash flows, and the asset’s contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets are measured at FVOCI if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and SPPI requirements are met. Any financial assets that do not meet the criteria of amortized cost or FVOCI should be classified as FVPL, unless an entity makes an irrevocable election for non-trading equity instruments to be measured at FVOCI. Financial assets that would be otherwise measured at amortized cost or FVOCI can be designated at recognition to be measured at FVPL in order to eliminate or significantly reduce an accounting mismatch.

The standard maintains most of the requirements in IAS 39 regarding the classification and measurement of financial liabilities. However, with the new requirements, if an entity chooses to measure a financial liability at fair value, the amount of change in its fair value that is attributable to changes in the credit risk of that liability will be presented in other comprehensive income, rather than in profit or loss.

The SMFG Group conducted an initial assessment of business model and SPPI requirements to identify potential classification and measurement changes of financial assets in 2016. As a result of the assessment, the SMFG Group currently anticipates, with limited exceptions, that:

•	Trading assets, derivative financial instruments and financial assets at fair value through profit or loss will be measured at FVPL;

•	Available-for-sale debt instruments will be measured at FVOCI;

•	Available-for-sale equity instruments will be measured at FVPL or designated as FVOCI; and

•	Held-to-maturity investments and loans and advances will be measured at amortized cost.

The assessment should be updated because the standard requires that the business models be determined at the transition date, and the composition of financial assets may change. The SMFG Group will continue to prepare for adoption on April 1, 2018, including its assessment for the initial application.

Impairment

The standard introduces the expected credit loss (“ECL”) model, which is a new model for the recognition of impairment losses, to replace the incurred loss model in IAS 39. The impairment requirements apply to financial assets measured at amortized cost and FVOCI, lease receivables, certain loan commitments and financial guarantee contracts. Under the ECL model, an entity is required to account for expected credit losses from initial recognition of financial instruments and to recognize full lifetime expected credit losses on a timely basis. The ECL model will result in the recognition of impairment losses earlier than the incurred loss model.

At each reporting date, credit risk on a financial instrument should be assessed and a loss allowance should be measured for expected credit losses resulting from default events that are possible within the next 12 months, if the credit risk has not increased significantly since initial recognition (“Stage 1”). A loss allowance should be recognized at an amount equal to expected credit losses resulting from all possible default events over the expected life of the financial instrument for the financial assets which are assessed to have experienced a significant increase in credit risk (“Stage 2”) or for the credit-impaired financial assets (“Stage 3”). A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. These indicators are similar to those under IAS 39 including significant financial difficulty and default.

The standard requires that expected credit losses should be measured to reflect an unbiased and probability weighted amount, the time value of money, and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. To meet these requirements, the SMFG Group is in the process of building ECL models by leveraging the probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”) used in the Basel III regulatory framework, for instance by adjusting certain conservative factors in those PDs and LGDs. For financial assets at Stage 2, the SMFG Group will use the lifetime PDs developed to measure lifetime ECL and consider forward-looking macro-economic information. On the other hand, the discounted cash flow method will be continued to be applied for the measurement of the ECL for individually significant impaired financial assets. The SMFG Group is evaluating the potential impact of IFRS 9 and currently anticipates that the allowance for financial assets in IFRS 9 will increase compared to that in IAS 39, as a result of an increase in the overall level of allowance for non-impaired financial assets. This is primarily due to the requirements under IFRS 9 to measure an allowance equal to 12 months ECL for those financial assets at Stage 1 and lifetime ECL for those at Stage 2, whereas the allowance for those financial assets is calculated for incurred losses with a relatively short loss identification period not longer than 12 months under IAS 39.

Hedge Accounting

The standard introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The standard aligns hedge accounting more closely with risk management and adopts a more principle-based approach than that under IAS 39. On April 1, 2017, the SMFG Group started to apply hedge accounting for net investments in foreign operations under IAS 39. As the requirements for a net investment hedge are not significantly different between the standard and IAS 39, there would be no significant impact on the SMFG Group’s consolidated financial statements. As the amended IFRS 7 “Financial Instruments: Disclosures” will be effective at the time of application of the standard, the SMFG Group will revise the related disclosures for the net investment hedges from then.

Transition

The standard is effective for annual periods beginning on or after January 1, 2018. The SMFG Group will apply the classification and measurement and impairment requirements retrospectively by adjusting the consolidated statement of financial position at the date of initial application, without any requirements to restate previous periods.

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)

In June 2016, the IASB issued narrow-scope amendments to IFRS 2 “Share-based Payment” to clarify how to account for certain types of share-based payment transactions. The amendments are effective for annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (Amendments to IFRS 4)

In September 2016, the IASB issued amendments to IFRS 4 “Insurance Contracts” to address concerns arising from implementing the new financial instruments standard, IFRS 9, before implementing the replacement standard that the IASB is developing for IFRS 4. These concerns include temporary volatility in reported results. The amendments introduce two approaches. One is an approach for entities that issue insurance contracts. This is applicable only when an entity first applies IFRS 9. The other is an approach for entities whose activities are predominantly connected with insurance. This is effective for annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Annual Improvements to IFRSs 2014-2016 Cycle

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which is a collection of amendments to three IFRSs. These are minor amendments that clarify, correct or remove redundant wordings in the standards. These improvements include the amendments effective for annual periods beginning on or after January 1, 2018 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration”

In December 2016, the IASB issued IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” to clarify the date of the transaction for the purpose of determining the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates.” The interpretation is effective for annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the interpretation will have on its consolidated financial statements.

Transfers of Investment Property (Amendments to IAS 40)

In December 2016, the IASB issued amendments to IAS 40 “Investment Property” to clarify the requirements on transfers to, or from, investment property when, and only when, there is a change in use. The amendments are effective for annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 16 “Leases”

In January 2016, the IASB published IFRS 16 “Leases,” which sets out the principles for the recognition, measurement, presentation and disclosure of leases, replacing IAS 17 “Leases.” The standard introduces a single lessee accounting model and eliminates the classification of leases as either operating leases or finance leases, requiring a lessee to recognize assets and liabilities. A lessor continues to classify its leases as operating leases or finance leases, and to account for them differently. The standard is effective for annual periods beginning on or after January 1, 2019. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IFRIC 23 “Uncertainty over Income Tax Treatments”

In June 2017, the IASB published IFRIC 23 “Uncertainty over Income Tax Treatments,” which clarifies how to apply the recognition and measurement requirements in IAS 12 “Income Taxes” when there is uncertainty over income tax treatments. IAS 12 specifies how to account for current and deferred tax, but not how to reflect the effects of uncertainty. This interpretation adds to the requirements in IAS 12 by specifying how to reflect the effects of uncertainty in accounting for income taxes. The interpretation is effective for annual periods beginning on or after January 1, 2019. The SMFG Group is currently evaluating the potential impact that the adoption of the interpretation will have on its consolidated financial statements.

Prepayment Features with Negative Compensation (Amendments to IFRS 9)

In October 2017, the IASB issued amendments to IFRS 9 to allow entities to measure particular prepayable financial assets with negative compensation at amortized cost or at fair value through other comprehensive income instead of at fair value through profit or loss, if a specified condition is met. The amendments are effective for annual periods beginning on or after January 1, 2019. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28)

In October 2017, the IASB issued amendments to IAS 28 to clarify that entities account for long-term interests in an associate or joint venture, to which the equity method is not applied, using IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2019. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Annual Improvements to IFRSs 2015-2017 Cycle

In December 2017, the IASB issued Annual Improvements to IFRSs 2015-2017 Cycle, which is a collection of amendments to four IFRSs. These are amendments that either clarify the wording in the standard or correct relatively minor oversights or conflicts between existing requirements of the standards. These improvements include the amendments effective for annual periods beginning on or after January 1, 2019. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 17 “Insurance Contracts”

In May 2017, the IASB published IFRS 17 “Insurance Contracts,” which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, replacing IFRS 4. IFRS 4 provided entities dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 requires all insurance contracts to be accounted for in a consistent manner. Insurance obligations will be accounted for by using present values instead of historical cost. The standard is effective for annual periods beginning on or after January 1, 2021. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The consolidated financial statements are influenced by estimates and management judgments, which necessarily have to be made in the course of preparation of the consolidated financial statements. Estimates and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and which are continually evaluated. These critical accounting estimates and judgments are described in Note 3 “Critical Accounting Estimates and Judgments” of the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2017.

4	SEGMENT ANALYSIS

Business Segments

The SMFG Group’s business segment information is prepared based on the internal reporting system utilized by management to assess the performance of its business segments.

The SMFG Group has four main business segments: the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others. The SMFG Group changed its business segment information for the six months ended September 30, 2017 in connection with the introduction of Group-wide business units, which determine strategies for each customer segment across the SMFG Group companies. The business segment was previously reported as Commercial Banking, Leasing, Securities and Consumer Finance, with the remaining operations recorded in Others. Comparative information has been restated.

Wholesale Business Unit

The Wholesale Business Unit provides financing, investment management, risk hedging, and settlement services as well as financial solutions that respond to wide-ranging client needs in relation to M&A, advisory, and leasing primarily for large-and mid-sized corporate clients in Japan. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), SMBC Trust Bank Ltd. (“SMBC Trust Bank”) and Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”).

Retail Business Unit

The Retail Business Unit provides financial services to both consumers residing in Japan and domestic small-sized companies, and mainly consists of the retail business of SMBC, SMBC Nikko Securities and SMBC Trust Bank together with the three consumer finance companies, which are Sumitomo Mitsui Card Company,

Limited, Cedyna Financial Corporation and SMBC Consumer Finance Co., Ltd. For consumers, this business unit offers a wide range of products and services, including wealth management, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers. For small-sized companies, this business unit provides a wide array of financial products and services to comprehensively address in the same place business owners’ needs as both corporate managers and individuals such as business and asset succession.

International Business Unit

The International Business Unit mainly supports companies, financial institutions, sovereign/quasi-sovereign entities outside Japan, and multinational companies. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, global cash management services, global vendor financing, leasing and securities business such as bond underwriting. This business unit mainly consists of the international businesses of SMBC, SMBC Nikko Securities, SMBC Trust Bank, SMFL and their foreign subsidiaries.

Global Markets Business Unit

The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks, and other marketable financial products and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and interest rate risks. This business unit mainly consists of the Treasury Unit of SMBC and the Product Unit of SMBC Nikko Securities.

Head office account and others

The Head office account and others represent the difference between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, and the SMFG Group as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries and equity-method associates, including The Japan Research Institute, Limited and Sumitomo Mitsui Asset Management Company, Limited (“SMAM”). It also includes internal transactions between the SMFG Group companies, which are eliminated in the consolidated financial statements.

Measurement of Segment Profit or Loss

The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel expense and tax, excluding nonrecurring factors), and by adding or deducting others (i.e., equity in profit and loss of affiliates, cooperated profit and loss based on internal managerial accounting) to or from consolidated gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). While the SMFG Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under accounting principles generally accepted in Japan (“Japanese GAAP”). Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statement.”

Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.

Segmental Results of Operations

For the six months ended September 30, 2017:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥362.0	¥633.0	¥311.0	¥196.4	¥(36.6)	¥1,465.8
General and administrative expenses	(171.0)	(506.1)	(139.2)	(26.6)	(51.7)	(894.6)
Others(2)	23.8	5.6	30.3	8.5	(38.1)	30.1

Consolidated net business profit	¥214.8	¥132.5	¥202.1	¥178.3	¥(126.4)	¥601.3

For the six months ended September 30, 2016:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥371.7	¥628.2	¥259.2	¥203.1	¥(44.7)	¥1,417.5
General and administrative expenses	(166.2)	(514.8)	(112.3)	(25.6)	(63.1)	(882.0)
Others(2)	20.1	3.2	21.5	3.5	(35.7)	12.6

Consolidated net business profit	¥225.6	¥116.6	¥168.4	¥181.0	¥(143.5)	¥548.1

(1)	Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).
(2)	“Others” includes share of profit or loss of equity-method associates and cooperated profit and loss based on internal managerial accounting.

Reconciliation of Segmental Results of Operations to Consolidated Income Statement

The figures provided in the tables above are calculated by aggregating the figures used for management reporting under Japanese GAAP for each segment. The total amount of consolidated net business profit that is calculated by each segment based on the internal managerial data is reconciled to profit before tax reported in the consolidated financial statements under IFRS as shown in the following table:

	For the six months ended September 30,
	2017	2016
	(In billions)
Consolidated net business profit	¥601.3	¥548.1
Differences between management reporting and Japanese GAAP:
Total credit costs	(34.1)	(54.8)
Gains on equity instruments	51.5	17.4
Others	(6.7)	30.4

Profit before tax under Japanese GAAP	612.0	541.1

Differences between IFRS and Japanese GAAP:
Scope of consolidation	(3.7)	(10.9)
Derivative financial instruments	2.7	159.2
Investment securities	22.5	(26.0)
Loans and advances	(4.2)	(7.4)
Investments in associates and joint ventures	7.5	(3.6)
Property, plant and equipment	(0.8)	(0.5)
Lease accounting	(0.5)	(1.9)
Defined benefit plans	(6.1)	11.9
Foreign currency translation	(4.4)	84.6
Classification of equity and liability	5.0	4.0
Others	(12.7)	10.6

Profit before tax under IFRS	¥617.3	¥761.1

5	TRADING ASSETS

Trading assets at September 30, 2017 and March 31, 2017 consisted of the following:

	At September 30, 2017	At March 31, 2017
	(In millions)
Debt instruments	¥3,105,215	¥3,339,928
Equity instruments	577,926	436,743

Total trading assets	¥3,683,141	¥3,776,671

Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

6	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter (“OTC”) transactions. In the normal course of business, the SMFG Group enters into a variety of derivatives for trading and risk management purposes. The SMFG Group uses derivatives for trading activities, which include facilitating customer transactions, market-making and arbitrage activities. The SMFG Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management.

Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The SMFG Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate swaps, interest rate futures and interest rate swaptions. Currency derivatives include foreign exchange forward transactions, currency swaps and currency options.

The tables below represent the derivative financial instruments by type and purpose of derivatives at September 30, 2017 and March 31, 2017.

	At September 30, 2017
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥683,590,644	¥1,852,568	¥1,726,346	¥65,864,836	¥280,278	¥296,730
Futures	109,592,218	33,617	29,644	10,462,689	327	3,192
Listed Options	52,140,996	3,137	869	—	—	—
Forwards	25,822,038	132	1,553	—	—	—
Swaps	431,119,332	1,722,764	1,578,355	55,272,496	276,787	293,503
OTC Options	64,916,060	92,918	115,925	129,651	3,164	35
Currency derivatives	118,050,123	1,414,422	1,148,026	8,157,170	158,938	299,701
Futures	2,299	85	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	73,106,520	735,469	624,083	1,887,789	10,596	92,973
Swaps	38,110,136	580,771	420,319	6,269,381	148,342	206,728
OTC Options	6,831,168	98,097	103,624	—	—	—
Equity derivatives	4,014,736	76,656	105,052	—	—	—
Futures	1,362,134	14,799	23,846	—	—	—
Listed Options	1,906,899	38,036	54,965	—	—	—
Forwards	8,286	847	76	—	—	—
Swaps	106,650	381	6,497	—	—	—
OTC Options	630,767	22,593	19,668	—	—	—
Commodity derivatives	400,178	10,872	10,114	—	—	—
Futures	300,849	3,040	3,148	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	74,497	7,694	6,318	—	—	—
OTC Options	24,832	138	648	—	—	—
Credit derivatives	1,275,869	13,399	7,743	—	—	—

Total derivative financial instruments	¥807,331,550	¥3,367,917	¥2,997,281	¥74,022,006	¥439,216	¥596,431

	At March 31, 2017
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥591,977,855	¥1,864,348	¥1,738,961	¥60,318,601	¥450,889	¥466,643
Futures	78,549,213	20,278	16,579	5,853,880	221	865
Listed Options	35,011,822	6,622	459	—	—	—
Forwards	22,776,789	152	1,986	—	—	—
Swaps	393,798,232	1,723,403	1,584,833	54,335,702	450,665	464,152
OTC Options	61,841,799	113,893	135,104	129,019	3	1,626
Currency derivatives	117,119,766	1,444,103	1,321,157	6,360,374	222,224	266,887
Futures	2,261	—	19	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	74,918,488	778,100	833,024	5,364	106	—
Swaps	36,026,356	561,985	378,036	6,355,010	222,118	266,887
OTC Options	6,172,661	104,018	110,078	—	—	—
Equity derivatives	2,744,981	60,395	77,197	—	—	—
Futures	1,075,040	13,743	3,154	—	—	—
Listed Options	1,012,228	21,657	41,439	—	—	—
Forwards	15,677	410	253	—	—	—
Swaps	106,228	307	8,922	—	—	—
OTC Options	535,808	24,278	23,429	—	—	—
Commodity derivatives	172,973	11,679	10,491	—	—	—
Futures	28,568	489	513	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	116,525	11,037	9,230	—	—	—
OTC Options	27,880	153	748	—	—	—
Credit derivatives	1,400,080	10,344	8,358	—	—	—

Total derivative financial instruments	¥713,415,655	¥3,390,869	¥3,156,164	¥66,678,975	¥673,113	¥733,530

(1)	Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedging instruments under Japanese GAAP. Under IFRS, the SMFG Group started to apply hedge accounting only for net investments in foreign operations as described below from April 1, 2017, and derivative financial instruments designated as hedging instruments are also categorized as “Risk Management.”

Hedge accounting

On April 1, 2017, the SMFG Group started to apply hedge accounting in order to reflect the effect of risk management activities on its consolidated financial statements to mitigate the foreign currency risk on exchange differences arising from the translation of net investments in foreign operations. The SMFG Group uses currency derivatives and foreign currency denominated financial liabilities as hedging instruments.

The effective portion of the gain or loss on the hedging instruments is recognized in other comprehensive income, whereas the ineffective portion of the gain or loss on the hedging instruments is recognized in net trading income in the consolidated income statement. The cumulative gain or loss recognized in other comprehensive income is recognized in the profit or loss on the disposal or partial disposal of the foreign operation.

At September 30, 2017, the fair values of derivative instruments designated as hedging instruments of net investments in foreign operations were assets of ¥10,156 million and liabilities of ¥92,973 million with notional amounts of ¥1,878,749 million. There was no hedge ineffectiveness recognized in “Net trading income” for the six months ended September 30, 2017.

Credit derivatives

The SMFG Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide the notional amounts and the fair value of credit derivatives by purpose of transactions at September 30, 2017 and March 31, 2017.

	At September 30, 2017
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥424,653	¥394	¥5,077	¥617,770	¥11,333	¥401
Facilitating client transactions	117,952	12	2,147	115,494	1,660	118

Total	¥542,605	¥406	¥7,224	¥733,264	¥12,993	¥519

	At March 31, 2017
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥471,994	¥238	¥5,141	¥633,094	¥7,796	¥556
Facilitating client transactions	139,402	77	2,327	155,590	2,233	334

Total	¥611,396	¥315	¥7,468	¥788,684	¥10,029	¥890

The following table summarizes the notional amounts of the SMFG Group’s credit derivative portfolio by type of counterparty at September 30, 2017 and March 31, 2017.

	At September 30, 2017		At March 31, 2017
	Protection purchased	Protection sold	Protection purchased	Protection sold
	(In millions)
Banks and broker-dealers	¥531,105	¥733,264	¥599,896	¥788,684
Insurance and other financial guaranty firms	11,500	—	11,500	—

Total	¥542,605	¥733,264	¥611,396	¥788,684

7	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss at September 30, 2017 and March 31, 2017 consisted of the following:

	At September 30, 2017	At March 31, 2017
	(In millions)
Debt instruments	¥1,581,438	¥1,582,957
Equity instruments	17,665	16,136

Total financial assets at fair value through profit or loss	¥1,599,103	¥1,599,093

The SMFG Group classifies the entire hybrid instrument as financial assets at fair value through profit or loss when the SMFG Group is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the end of a subsequent reporting period.

The SMFG Group also classifies certain financial assets held by a venture capital investment subsidiary as financial assets at fair value through profit or loss. These financial assets are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

8	INVESTMENT SECURITIES

Investment securities at September 30, 2017 and March 31, 2017 consisted of the following:

	At September 30, 2017	At March 31, 2017
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥700,595	¥1,160,751
Japanese municipal bonds	7,248	7,463
Japanese corporate bonds	5,207	5,205

Total domestic	713,050	1,173,419

Total held-to-maturity investments	¥713,050	¥1,173,419

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥6,537,995	¥5,722,674
Japanese municipal bonds	93,525	82,780
Japanese corporate bonds	423,723	363,550

Total domestic debt instruments	7,055,243	6,169,004
Equity instruments	5,401,899	5,117,629

Total domestic	12,457,142	11,286,633

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,814,889	3,468,263
Bonds issued by other governments and official institutions	1,825,340	1,669,853
Mortgage-backed securities	583,067	633,629
Other debt instruments	206,786	183,021

Total foreign debt instruments	5,430,082	5,954,766
Equity instruments	689,797	659,119

Total foreign	6,119,879	6,613,885

Total available-for-sale financial assets	¥18,577,021	¥17,900,518

Total investment securities	¥19,290,071	¥19,073,937

9	LOANS AND ADVANCES

The following table presents loans and advances at September 30, 2017 and March 31, 2017 by industry classification.

	At September 30, 2017	At March 31, 2017
	(In millions)
Domestic:
Manufacturing	¥9,106,110	¥9,578,147
Agriculture, forestry, fisheries and mining	185,194	174,021
Construction	1,140,768	1,151,989
Transportation, communications and public enterprises	5,443,542	5,365,225
Wholesale and retail	5,808,533	5,721,005
Finance and insurance	2,729,842	2,844,546
Real estate and goods rental and leasing	10,290,004	10,101,846
Services	4,939,999	4,885,247
Municipalities	911,888	1,216,211
Lease financing	2,677,052	2,706,641
Consumer(1)	19,084,675	19,096,755
Others	4,791,411	5,178,461

Total domestic	67,109,018	68,020,094

Foreign:
Public sector	299,721	299,746
Financial institutions	5,547,188	4,588,001
Commerce and industry	22,563,772	21,041,905
Lease financing	402,261	404,658
Others	1,983,240	1,836,322

Total foreign	30,796,182	28,170,632

Gross loans and advances	97,905,200	96,190,726
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(237,267)	(236,425)
Less: Allowance for loan losses	(667,958)	(680,456)

Net loans and advances	¥96,999,975	¥95,273,845

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥13,632,302 million and ¥13,766,771 million at September 30, 2017 and March 31, 2017, respectively.

Reconciliation of allowance for loan losses is as follows:

	For the six months ended September 30,
	2017	2016
	(In millions)
Allowance for loan losses at beginning of period	¥680,456	¥722,717
Provision for loan losses	62,936	50,477
Charge-offs:
Domestic	71,519	65,883
Foreign	14,095	15,852

Total	85,614	81,735

Recoveries:
Domestic	5,031	4,871
Foreign	271	201

Total	5,302	5,072

Net charge-offs	80,312	76,663
Others(1)	4,878	(12,457)

Allowance for loan losses at end of period	¥667,958	¥684,074

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥128,347	¥134,664

Balance at end of period	¥123,888	¥126,643

Provision for loan losses	¥5,532	¥19,861

(1) Others mainly include foreign exchange translations for the six months ended September 30, 2017 and 2016. 10 DEPOSITS Deposits at September 30, 2017 and March 31, 2017 consisted of the following:
	At September 30, 2017	At March 31, 2017
	(In millions)
Non-interest-bearing demand deposits	¥20,891,436	¥19,853,552
Interest-bearing demand deposits	52,866,984	51,281,995
Deposits at notice	10,518,106	10,330,269
Time deposits	29,645,096	29,525,875
Negotiable certificates of deposit	12,895,927	11,880,938
Others(1)	6,866,089	7,422,661

Total deposits	¥133,683,638	¥130,295,290

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

11	TRADING LIABILITIES

Trading liabilities at September 30, 2017 and March 31, 2017 consisted of the following:

	At September 30, 2017	At March 31, 2017
	(In millions)
Debt instruments “short position”	¥2,152,436	¥2,038,330
Equity instruments “short position”	97,566	33,254

Total trading liabilities	¥2,250,002	¥2,071,584

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

12	BORROWINGS

Short-term borrowings and long-term borrowings (with original maturities of more than one year) at September 30, 2017 and March 31, 2017 consisted of the following:

	At September 30, 2017	At March 31, 2017
	(In millions)
SMFG:
Long-term borrowings:
Unsubordinated
Fixed rate borrowing	¥33,822	¥33,657
Floating rate borrowing	116,911	50,149
Subordinated
Fixed rate borrowing	49,000	49,000

Total SMFG	199,733	132,806

SMBC:
Short-term borrowings	6,321,918	6,640,069
Long-term borrowings:
Unsubordinated
Fixed rate borrowing	173,029	151,230
Floating rate borrowing	1,169,386	1,004,032
Subordinated
Fixed rate borrowing	226,000	226,000

Total SMBC	7,890,333	8,021,331

Other subsidiaries:
Short-term borrowings	871,937	906,427
Long-term borrowings:
Unsubordinated
Fixed rate borrowing	978,204	890,073
Floating rate borrowing	1,056,026	1,009,441
Subordinated
Fixed rate borrowing	5,200	5,200
Floating rate borrowing	4,000	4,000

Total other subsidiaries	2,915,367	2,815,141

Liabilities associated with securitization transactions:
Fixed rate borrowing	1,162,862	1,077,539
Floating rate borrowing	83,530	92,202

Total liabilities associated with securitization transactions	1,246,392	1,169,741

Lease obligations	97,098	106,924

Total borrowings	¥12,348,923	¥12,245,943

13	DEBT SECURITIES IN ISSUE

Debt securities in issue at September 30, 2017 and March 31, 2017 consisted of the following:

	At September 30, 2017	At March 31, 2017
	(In millions)
SMFG:
Bonds	¥2,743,517	¥1,971,881
Subordinated bonds	852,092	849,475

Total SMFG	3,595,609	2,821,356

SMBC:
Commercial paper	1,369,683	1,389,908
Bonds	2,657,679	3,100,780
Subordinated bonds	832,443	822,550

Total SMBC	4,859,805	5,313,238

Other subsidiaries:
Commercial paper	2,216,623	2,128,438
Bonds	991,882	867,591
Subordinated bonds	35,000	35,000

Total other subsidiaries	3,243,505	3,031,029

Total debt securities in issue	¥11,698,919	¥11,165,623

14	PROVISIONS

The following tables present movements by class of provisions for the six months ended September 30, 2017 and 2016.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2017	¥157,333	¥37,367	¥194,700
Additional provisions	—	1,235	1,235
Amounts used	(37,571)	(7,648)	(45,219)
Unused amounts reversed	—	(3,950)	(3,950)
Amortization of discount and effect of change in discount rate	(307)	104	(203)
Acquisition of subsidiaries and businesses	—	—	—
Others	—	1	1

Balance at September 30, 2017	¥119,455	¥27,109	¥146,564

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2016	¥229,422	¥32,979	¥262,401
Additional provisions	—	1,101	1,101
Amounts used	(43,928)	(5,854)	(49,782)
Unused amounts reversed	—	(1,040)	(1,040)
Amortization of discount and effect of change in discount rate	240	104	344
Acquisition of subsidiaries and businesses	—	381	381
Others	—	(15)	(15)

Balance at September 30, 2016	¥185,734	¥27,656	¥213,390

Provision for Interest Repayment

Japan has two laws restricting interest rates on loans. The Interest Rate Restriction Act sets the maximum interest rates on loans ranging from 15% to 20%. The Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates capped the interest rate on loans at 29.2% up to June 2010. Interest rates on loans greater than the range of 15-20% but below the maximum allowable of 29.2% were called “gray zone interest,” and many consumer lending and credit card companies were charging interest in this zone.

In January 2006, judicial decisions strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased, and consumer lending and credit card companies have recorded a provision for claims for refunds of gray zone interest.

In December 2006, the Government of Japan made amendments to laws regulating money lenders to implement regulatory reforms affecting the consumer finance industry. As a result, in June 2010, the maximum legal interest rates on loans were reduced to the range of 15-20%, and gray zone interest was abolished.

The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. The timing of the settlement of these claims is uncertain.

For the six months ended September 30, 2017, the provision for interest repayment decreased primarily due to the use of the provision.

Other Provisions

Other provisions include asset retirement obligations and provisions for reimbursement of deposits, loan commitments, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at September 30, 2017 and March 31, 2017.

15	SHAREHOLDERS’ EQUITY

Common Stock

The number of issued shares of common stock and common stock held by SMFG or its subsidiaries at September 30, 2017 and March 31, 2017 was as follows:

	At September 30, 2017	At March 31, 2017
Shares outstanding	1,414,443,390	1,414,055,625
Shares in treasury	3,889,894	4,028,883

The total number of authorized shares of common stock was 3,000 million at September 30, 2017 and March 31, 2017 with no stated value.

Preferred Stock

The following table shows the number of shares of preferred stock at September 30, 2017 and March 31, 2017.

	At September 30, 2017		At March 31, 2017
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

16	NON-CONTROLLING INTERESTS AND EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS

Non-controlling interests

Non-controlling interests at September 30, 2017 and March 31, 2017 consisted of the following:

	At September 30, 2017	At March 31, 2017
	(In millions)
Preferred securities issued by subsidiaries	¥874,547	¥870,979
Others	659,957	634,022

Total non-controlling interests	¥1,534,504	¥1,505,001

Preferred securities issued by subsidiaries consisted of the following:

	Redemption at the option of Issuer(1)	At September 30, 2017	At March 31, 2017
		(In millions)
SMFG Preferred Capital JPY 1 Limited (non-cumulative perpetual preferred securities)	January 2018	¥135,000	¥135,000
SMFG Preferred Capital USD 3 Limited (non-cumulative step-up perpetual preferred securities)	July 2018	152,199	151,456
SMFG Preferred Capital GBP 2 Limited (non-cumulative step-up perpetual preferred securities)	January 2029	37,848	35,023
SMFG Preferred Capital JPY 2 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2019	113,000	113,000
Series B (non-cumulative perpetual preferred securities)	July 2019	140,000	140,000
Series E (non-cumulative perpetual preferred securities)	July 2019	33,000	33,000
SMFG Preferred Capital JPY 3 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2020	99,000	99,000
Series B (non-cumulative perpetual preferred securities)	January 2020	164,500	164,500

Preferred securities issued by subsidiaries		¥874,547	¥870,979

(1)	Subject to the prior approval of the Financial Services Agency of Japan (“FSA”), preferred securities are redeemable at any dividend payment date on and after a specific month and the month shown in this column is such a specific month of each preferred security.

Equity attributable to other equity instruments holders

Equity attributable to other equity instruments holders at September 30, 2017 and March 31, 2017 consisted of the following:

	At September 30, 2017	At March 31, 2017
	(In millions)
Perpetual subordinated bonds	¥449,812	¥449,709

Total equity attributable to other equity instruments holders	¥449,812	¥449,709

In July 2015, SMFG issued three series of perpetual subordinated bonds, which amounted to ¥300,000 million in aggregate, raising ¥299,895 million after deducting issuance costs. In January 2017, SMFG issued a perpetual subordinated bond, which amounted to ¥150,000 million, raising ¥149,917 million after deducting issuance costs. These bonds are Basel III-compliant Additional Tier 1 capital instruments, and are classified as equity under IFRS.

The bonds bear a fixed rate of interest until the first call date. After the first call date, they will bear floating rate of interest unless they are redeemed. SMFG may at any time and in its sole discretion, elect to cancel any interest payment. If cancelled, interest payments are non-cumulative and will not increase to compensate for any short-fall in interest payments in any previous year.

These bonds are undated, have no final maturity date and may be redeemed at SMFG’s option, in whole, but not in part, on the first call date or any interest payment dates thereafter subject to prior confirmation of the FSA.

The principal amount of the bonds may be written down upon the occurrence of certain trigger events. For example, if the Common Equity Tier 1 capital ratio falls below 5.125% (“Capital Ratio Event”), the principal amount required to fully restore the Common Equity Tier 1 capital ratio above 5.125% will be written down.

The principal amount of the bonds which has been written down due to a Capital Ratio Event may be reinstated at SMFG’s option, subject to prior confirmation of the FSA that the Common Equity Tier 1 capital ratio remains at a sufficiently high level after giving effect to such reinstatement.

17	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges on financial assets for the six months ended September 30, 2017 and 2016 consisted of the following:

	For the six months ended September 30,
	2017	2016
	(In millions)
Loans and advances(1)	¥62,936	¥50,477
Available-for-sale financial assets	4,056	68,094

Total impairment charges on financial assets	¥66,992	¥118,571

(1)	Cross-reference to provision for loan losses in the table of reconciliation of allowance for loan losses in Note 9 “Loans and Advances.”

18	EARNINGS PER SHARE

The following table shows the income and share data used in the basic and diluted earnings per share calculations for the six months ended September 30, 2017 and 2016.

	For the six months ended September 30,
	2017	2016
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of SMFG	¥426,002	¥506,104
Weighted average number of common stock in issue (in thousands of shares)	1,410,334	1,367,221

Basic earnings per share	¥302.06	¥370.17

Diluted:
Profit attributable to the common shareholders of SMFG	¥426,002	¥506,104
Impact of dilutive potential ordinary shares issued by subsidiaries	(1)	(1)

Net profit used to determine diluted earnings per share	¥426,001	¥506,103

Weighted average number of common stock in issue (in thousands of shares)	1,410,334	1,367,221
Adjustments for stock options (in thousands of shares)	1,083	1,010

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,411,417	1,368,231

Diluted earnings per share	¥301.83	¥369.90

19	DIVIDENDS PER SHARE

The dividends recognized by the SMFG Group for the six months ended September 30, 2017 and 2016 were as follows:

	Per share	Aggregate amount
	(In yen)	(In millions)
Dividends on common stock for the six months ended September 30,
2017	¥75	¥105,752
2016	¥75	¥102,542

On November 14, 2017, the board of directors approved a dividend of ¥80 per share of common stock totaling ¥112,844 million in respect of the six months ended September 30, 2017. The consolidated financial statements for the six months ended September 30, 2017 do not include this dividend payable.

20	CONTINGENCY AND CAPITAL COMMITMENTS

Legal Proceedings

The SMFG Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The SMFG Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the SMFG Group. The SMFG Group has recorded adequate provisions with respect to litigation arising out of normal business operations. The SMFG Group has not disclosed any contingent liability associated with these legal actions because it cannot reliably be estimated.

Capital Commitments

At September 30, 2017 and March 31, 2017, the SMFG Group had ¥2,742,702 million and ¥2,773,096 million, respectively, of contractual commitments to acquire property, plant and equipment including aircraft for leasing business. The contractual commitments to purchase aircraft are based upon fixed price agreements with the manufacturers, an element of which are adjusted for inflation and include price escalation formulas, but are also subject to agreed price concessions where applicable. In addition, the SMFG Group had ¥28 million and ¥317 million of contractual commitments to acquire intangible assets, such as software at September 30, 2017 and March 31, 2017, respectively. The SMFG Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Loan Commitments

Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. Since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the SMFG Group can reject an application from customers or reduce the contract amounts in cases where economic conditions change, the SMFG Group needs to secure claims, or some other significant event occurs.

Financial Guarantees and Other Credit-related Contingent Liabilities

Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at September 30, 2017 and March 31, 2017.

	At September 30, 2017	At March 31, 2017
	(In millions)
Loan commitments	¥63,525,288	¥62,357,210
Financial guarantees and other credit-related contingent liabilities	8,352,873	7,924,711

Total	¥71,878,161	¥70,281,921

21	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values stated below represent the best estimates based on a range of methods and assumptions. In determining the fair value of financial assets and liabilities, the SMFG Group gives the highest priority to a quoted market price in an active market. If such prices are not available, it establishes fair value using valuation techniques. The valuation techniques, if used, make maximum use of observable inputs, and rely as little as possible on unobservable inputs.

Financial Assets and Liabilities Carried at Fair Value

Valuation Process

The SMFG Group undertakes a valuation process based on its valuation control framework, which governs internal control standards, methodologies and procedures to ensure that the fair values are determined or validated independently of the front office.

The SMFG Group uses valuation techniques commonly used by market participants to price the financial instruments and they have been demonstrated to provide reliable estimates of prices obtained in actual market transactions. The valuation techniques include the discounted cash flow (“DCF”) method, option pricing models and reference to the current fair value of another instrument that is substantially the same. Key adjustments, such as liquidity risk and credit risk adjustments are also taken into account to derive fair values.

Where valuation techniques are used to determine fair values, they are validated and reviewed. In principal subsidiaries, their risk management departments, which are independent from the business units, review significant valuation methodologies at least once a year, and recalibrate model parameters and inputs by comparing fair values derived from the valuation techniques to the external market data such as broker quotes. Where the data obtained from third-party sources such as brokers and pricing service providers are utilized in determining fair values, those departments also examine those data, taking into account the consistency among the different sources, the aging of the data and other factors. In addition, accounting departments in those principal subsidiaries are responsible for ensuring that the accounting policies and procedures to determine fair values are in compliance with relevant accounting standards.

Fair Value Hierarchy

Financial assets and liabilities measured at fair value are classified into one of three levels within a fair value hierarchy based on the inputs used in the fair value measurement. The three levels of the fair value hierarchy are as follows:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date (Level 1);

•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2); and

•	significant unobservable inputs for the asset or liability (Level 3).

The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at September 30, 2017 and March 31, 2017.

	At September 30, 2017
	Level 1(2)	Level 2(2)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,610,933	¥494,282	¥—	¥3,105,215
Equity instruments	560,392	17,534	—	577,926

Total trading assets	3,171,325	511,816	—	3,683,141

Derivative financial instruments:
Interest rate derivatives	37,081	2,095,681	84	2,132,846
Currency derivatives	85	1,573,265	10	1,573,360
Equity derivatives	52,835	22,912	909	76,656
Commodity derivatives	3,040	7,832	—	10,872
Credit derivatives	—	7,563	5,836	13,399

Total derivative financial instruments	93,041	3,707,253	6,839	3,807,133

Financial assets at fair value through profit or loss:
Debt instruments	—	1,570,904	10,534	1,581,438
Equity instruments	2,080	441	15,144	17,665

Total financial assets at fair value through profit or loss	2,080	1,571,345	25,678	1,599,103

Available-for-sale financial assets:
Japanese government bonds	6,537,995	—	—	6,537,995
U.S. Treasury and other U.S. government agency bonds	2,814,889	—	—	2,814,889
Other debt instruments	508,550	2,623,585	306	3,132,441
Equity instruments	4,384,422	838,150	869,124	6,091,696

Total available-for-sale financial assets	14,245,856	3,461,735	869,430	18,577,021

Others(1)	—	7,675	—	7,675

Total	¥17,512,302	¥9,259,824	¥901,947	¥27,674,073

Financial liabilities:
Trading liabilities:
Debt instruments	¥2,083,214	¥69,222	¥—	¥2,152,436
Equity instruments	26,607	70,959	—	97,566

Total trading liabilities	2,109,821	140,181	—	2,250,002

Derivative financial instruments:
Interest rate derivatives	33,705	1,989,371	—	2,023,076
Currency derivatives	—	1,447,713	14	1,447,727
Equity derivatives	78,811	26,241	—	105,052
Commodity derivatives	3,148	6,966	—	10,114
Credit derivatives	—	7,743	—	7,743

Total derivative financial instruments	115,664	3,478,034	14	3,593,712

Others(1)	—	28,785	1,055	29,840

Total	¥2,225,485	¥3,647,000	¥1,069	¥5,873,554

	At March 31, 2017
	Level 1(2)	Level 2(2)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,734,340	¥605,588	¥—	¥3,339,928
Equity instruments	421,477	15,266	—	436,743

Total trading assets	3,155,817	620,854	—	3,776,671

Derivative financial instruments:
Interest rate derivatives	27,121	2,288,114	2	2,315,237
Currency derivatives	—	1,666,305	22	1,666,327
Equity derivatives	35,400	23,668	1,327	60,395
Commodity derivatives	489	11,190	—	11,679
Credit derivatives	—	7,613	2,731	10,344

Total derivative financial instruments	63,010	3,996,890	4,082	4,063,982

Financial assets at fair value through profit or loss:
Debt instruments	—	1,570,904	12,053	1,582,957
Equity instruments	1,667	183	14,286	16,136

Total financial assets at fair value through profit or loss	1,667	1,571,087	26,339	1,599,093

Available-for-sale financial assets:
Japanese government bonds	5,722,674	—	—	5,722,674
U.S. Treasury and other U.S. government agency bonds	3,468,263	—	—	3,468,263
Other debt instruments	466,901	2,465,406	526	2,932,833
Equity instruments	4,075,944	864,552	836,252	5,776,748

Total available-for-sale financial assets	13,733,782	3,329,958	836,778	17,900,518

Others(1)	—	8,985	—	8,985

Total	¥16,954,276	¥9,527,774	¥867,199	¥27,349,249

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,979,564	¥58,766	¥—	¥2,038,330
Equity instruments	18,848	14,406	—	33,254

Total trading liabilities	1,998,412	73,172	—	2,071,584

Derivative financial instruments:
Interest rate derivatives	17,903	2,187,701	—	2,205,604
Currency derivatives	19	1,588,004	21	1,588,044
Equity derivatives	44,593	32,604	—	77,197
Commodity derivatives	513	9,978	—	10,491
Credit derivatives	—	8,358	—	8,358

Total derivative financial instruments	63,028	3,826,645	21	3,889,694

Others(1)	—	23,554	(303)	23,251

Total	¥2,061,440	¥3,923,371	¥(282)	¥5,984,529

(1)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others, while the remaining are presented within the same category as the host contract. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments” below.
(2)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the six months ended September 30, 2017 and for the fiscal year ended March 31, 2017.

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the six months ended September 30, 2017 and 2016.

		Total gains (losses)								Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2017
	At April 1, 2017	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Settlements(1)	Transfers into Level 3(2)	Transfers out of Level 3(2)	At September 30, 2017
	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥2	¥39	¥—	¥43	¥—	¥—	¥—	¥—	¥84	¥41
Currency derivatives—net	1	(5)	—	—	—	—	—	—	(4)	(5)
Equity derivatives—net	1,327	127	—	218	(763)	—	—	—	909	198
Credit derivatives—net	2,731	6,273	52	—	—	(3,220)	—	—	5,836	6,273

Total derivative financial instruments—net	4,061	6,434	52	261	(763)	(3,220)	—	—	6,825	6,507

Financial assets at fair value through profit or loss:
Debt instruments	12,053	(1,424)	—	—	—	(95)	—	—	10,534	(1,424)
Equity instruments	14,286	(317)	—	2,021	(46)	(34)	—	(766)	15,144	(346)

Total financial assets at fair value through profit or loss	26,339	(1,741)	—	2,021	(46)	(129)	—	(766)	25,678	(1,770)

Available-for-sale financial assets:
Debt instruments	526	(9)	(1)	—	—	(210)	—	—	306	(9)
Equity instruments	836,252	(1,268)	44,076	27,808	(1,043)	(37,047)	624	(278)	869,124	(2,122)

Total available-for-sale financial assets	836,778	(1,277)	44,075	27,808	(1,043)	(37,257)	624	(278)	869,430	(2,131)

Others(3)—liabilities:	303	(1,358)	—	—	—	—	—	—	(1,055)	(1,771)

Total	¥867,481	¥2,058	¥44,127	¥30,090	¥(1,852)	¥(40,606)	¥624	¥(1,044)	¥900,878	¥835

		Total gains (losses)								Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2016
	At April 1, 2016	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Settlements(1)	Transfers into Level 3(2)	Transfers out of Level 3(2)	At September 30, 2016
	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥—	¥360	¥—	¥158	¥—	¥—	¥—	¥—	¥518	¥360
Currency derivatives—net	5	(15)	—	—	—	—	—	17	7	4
Equity derivatives—net	(13)	521	—	130	—	—	—	53	691	550
Credit derivatives—net	(3,134)	5,644	359	—	—	(3,646)	—	—	(777)	5,644

Total derivative financial instruments—net	(3,142)	6,510	359	288	—	(3,646)	—	70	439	6,558

Financial assets at fair value through profit or loss:
Debt instruments	11,667	(1,728)	—	56	—	—	—	—	9,995	(1,728)
Equity instruments	27,594	(69)	—	1,649	(86)	(15,862)	—	(550)	12,676	(166)

Total financial assets at fair value through profit or loss	39,261	(1,797)	—	1,705	(86)	(15,862)	—	(550)	22,671	(1,894)

Available-for-sale financial assets:
Debt instruments	2,022	(1,036)	(112)	269	—	(458)	—	—	685	(1,036)
Equity instruments	789,326	(23,331)	(8,820)	30,510	(2,187)	(29,799)	306	(251)	755,754	(26,469)

Total available-for-sale financial assets	791,348	(24,367)	(8,932)	30,779	(2,187)	(30,257)	306	(251)	756,439	(27,505)

Others(3)—liabilities:	(1,240)	1,555	—	—	—	—	—	—	315	135

Total	¥826,227	¥(18,099)	¥(8,573)	¥32,772	¥(2,273)	¥(49,765)	¥306	¥(731)	¥779,864	¥(22,706)

(1)	Settlements for equity instruments include redemption of preferred stocks, receipt of cash distributions which represent a return of investment, and reclassification from available-for-sale equity instruments to investments in associates and joint ventures as a result of applying the equity method.
(2)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period.
(3)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at September 30, 2017 and 2016 by line item of the consolidated income statement.

	Total gains (losses) included in profit or loss for the six months ended September 30,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30,
	2017	2016	2017	2016
	(In millions)
Net interest income	¥539	¥207	¥471	¥184
Net trading income	4,528	7,726	4,256	6,377
Net loss from financial assets at fair value through profit or loss	(1,741)	(1,797)	(1,770)	(1,894)
Net investment income	854	3,138	—	—
Impairment charges on financial assets	(2,122)	(27,373)	(2,122)	(27,373)

Total	¥2,058	¥(18,099)	¥835	¥(22,706)

Valuation Techniques

Financial instruments which are classified as trading assets and liabilities, derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets are measured at fair value in the consolidated statement of financial position. These instruments are measured at fair value using a quoted market price, if they are traded in an active market, or, for others, using the fair value measurement techniques as discussed below.

Trading assets and trading liabilities

Debt and equity instruments traded in an active market are measured at fair value using a quoted market price in such a market and they are categorized within Level 1. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another instrument that is substantially the same, based on inputs such as prices obtained from brokers, observable interest rates and spreads. These financial instruments are categorized within Level 2. Debt instruments measured at fair value using the DCF method, where primary inputs are observable interest rates and credit spreads, inferred from the prevailing market rates are also categorized within Level 2.

Derivative financial instruments (including embedded derivatives)

Listed derivatives (including interest rates, bonds, currencies, stocks and commodities) are measured at fair value using the settlement price announced by the major exchange on which transactions are traded because the settlement price in the exchange reflects the most current transaction price, and is readily and regularly available from the exchange. Listed derivatives are categorized within Level 1.

OTC derivatives (non-exchange-traded derivatives), including embedded derivatives that are separately accounted for from the host contracts, are measured at fair value using valuation techniques such as the present value of estimated future cash flows and option pricing models, generally based on observable interest rates, foreign exchange, commodities, stock prices and other factors as inputs. The valuation models for some transactions, such as yield curve spread options and equity options, use inputs which are not directly observable in the market, including historical correlation coefficients and historical volatilities. However, as the impact of these unobservable inputs is insignificant to the fair value for most of the transactions, the SMFG Group categorizes the majority of those transactions within Level 2.

The credit loss protection scheme which the SMFG Group offers to Goldman Sachs (“GS”) is considered to be a credit derivative, where the underlying reference entities are the American and European corporate entities covered in the commitment line portfolio of the GS group. The fair value of this derivative is determined using an ordinary collateralized debt obligation (“CDO”) pricing model, commonly used in the financial markets. The SMFG Group takes some portions of the positions in subordinated and mezzanine tranches, which covers the first and second credit losses from the portfolio. The major inputs for this derivative are credit default swap (“CDS”) spread rates, correlation ratios of CDS indices for similar portfolios, and the expected additional commitment withdrawal ratio. Although CDS spread rates and correlation ratios are observable in an active market or available from brokers, this whole scheme is categorized within Level 3 as the expected additional withdrawal ratio, which is considered to be a significant input, is not observable in the market.

In addition, the fair value of OTC derivatives incorporates both counterparty credit risk in relation to OTC derivative assets and own credit risk in relation to OTC derivative liabilities. The SMFG Group calculates the credit risk adjustments by applying the probability of default that reflects the counterparty’s or its own credit risk to the OTC derivative exposures and multiplying the result by the loss expected in the event of default. For the probability of default, the SMFG Group uses observable market data, where possible. The OTC derivative exposures used are determined taking into consideration the effect of master netting agreements and collateral. As the SMFG Group manages the OTC derivatives on the basis of its net credit risk exposure, the credit risk adjustments of those OTC derivatives are measured on a portfolio basis in accordance with the exception set forth in IFRS 13 “Fair Value Measurement.”

Financial assets at fair value through profit or loss

The majority of instruments in this category are debt instruments measured at fair value, using a valuation technique based on the observable prices in the market and they are categorized within Level 2.

Some equity and debt instruments in this category are hybrid instruments which have both equity and debt features. These include preferred stocks which are measured at fair value using the Monte Carlo Simulation valuation model, if they are indexed to the market prices in a stock exchange. The valuation model uses the historical volatility of the listed stocks as an input, which are not observable in the market, resulting in these instruments being categorized within Level 3. Other types of preferred stocks and other non-hybrid equity instruments are evaluated using valuation techniques for unlisted stocks, which are normally used for private equity investments. The SMFG Group calculates the fair values of these instruments based on the market approach using market multiples or others in which significant unobservable inputs are used. These instruments are categorized within Level 3.

Available-for-sale financial assets

Debt instruments are measured at fair value using a quoted market price and categorized within Level 1 if they are traded in an active market. Debt instruments are categorized within Level 2 if they are measured at fair value using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another bond that is substantially the same based on inputs such as prices obtained from brokers, observable interest rates and spreads. Some debt instruments are measured at fair value using the DCF method in which significant unobservable inputs are used, and categorized within Level 3.

As for equity instruments, listed stocks are measured at fair value based on the market price at a stock exchange and categorized within Level 1 if they are traded in an active market. Unlisted common and preferred stocks in this category are measured at fair value using valuation techniques, similar to those described in “Financial assets at fair value through profit or loss” above. Publicly traded investment trusts and funds are measured at fair value using the market price and are categorized within Level 1 if they are traded in an active market. Instruments whose prices are not available in the market, such as privately offered investment trusts, are measured at fair value based on the unit price, which is usually regarded as an exit price, obtained from the fund administrator or investment management firm. In such a case, these investment trusts and funds are categorized within Level 2. Other investment funds, such as private equity and real estate investment funds, are generally measured at fair value based on net asset value, which includes significant unobservable inputs. These funds are categorized within Level 3.

Significant Unobservable Inputs

The following tables present quantitative information about significant unobservable inputs used in fair value measurement for Level 3 financial assets and liabilities at September 30, 2017 and March 31, 2017.

	At September 30, 2017
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Derivative financial instruments:
Interest rate derivatives	¥84	Option model	Interest rate volatility	2%-5%
Currency derivatives	10	Option model	Foreign exchange volatility	10%-14%
Equity derivatives	909	Option model	Equity volatility	16%-65%
			Equity to equity correlation	44%-94%
Credit derivatives	5,836	CDO pricing model	Additional withdrawal ratio	49%
Financial assets at fair value through profit or loss:
Debt instruments	10,534	Monte Carlo Simulation	Equity volatility	16%-26%
Equity instruments	15,144	Market multiples	Price/Earnings multiple	10.1x-25.8x
			EV/EBITDA multiple	9.2x
			Liquidity discount	0%-20%
		See note (2) below	—	—
Available-for-sale financial assets:
Debt instruments	306	DCF method	Discount margin	8%
Equity instruments	869,124	Market multiples	Price/Book value multiple	0.3x-2.2x
			Price/Earnings multiple	11.0x-36.4x
			EV/EBITDA multiple	5.5x-17.3x
			Liquidity discount	20%
		Monte Carlo Simulation	Equity volatility	22%-50%
		Net asset value(3)	—	—
		See note (2) below	—	—
Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥14	Option model	Foreign exchange volatility	10%-14%
Others(4)	1,055	Option model	Equity volatility	24%-61%
			Equity to equity correlation	43%-94%
			Interest rate to interest rate correlation	23%-100%

	At March 31, 2017
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Derivative financial instruments:
Interest rate derivatives	¥2	Option model	Interest rate volatility	4%
Currency derivatives	22	Option model	Foreign exchange volatility	9%-17%
Equity derivatives	1,327	Option model	Equity volatility	20%-49%
			Equity to equity correlation	44%-93%
Credit derivatives	2,731	CDO pricing model	Additional withdrawal ratio	49%
Financial assets at fair value through profit or loss:
Debt instruments	12,053	Monte Carlo Simulation	Equity volatility	16%-26%
Equity instruments	14,286	Market multiples	Price/Earnings multiple	10.3x-30.2x
			EV/EBITDA multiple	8.1x
			Liquidity discount	0%-20%
		See note (2) below	—	—
Available-for-sale financial assets:
Debt instruments	526	DCF method	Discount margin	9%
Equity instruments	836,252	Market multiples	Price/Book value multiple	0.3x-2.0x
			Price/Earnings multiple	8.7x-42.6x
			EV/EBITDA multiple	5.0x-14.8x
			Liquidity discount	20%
		Monte Carlo Simulation	Equity volatility	20%-51%
		Net asset value(3)	—	—
		See note (2) below	—	—
Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥21	Option model	Foreign exchange volatility	9%-17%
Others(4)	(303)	Option model	Equity volatility	24%-64%
			Equity to equity correlation	44%-93%
			Interest rate to interest rate correlation	14%-100%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in the table as it is not practical to do so given the nature of such valuation techniques.
(3)	The SMFG Group has determined that the net asset value represents fair values of certain investment funds.
(4)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

Volatility

Volatility represents a measure of how much a particular instrument, parameter or index is expected to change in value over time. The volatilities used in the valuation of some type of derivative instruments with optionality refer to the potential change in price or level of the underlying interest rates, foreign exchange rates or equity instruments. The volatilities of underlying listed stocks are used in the valuation of preferred stocks containing optionality. These volatilities are estimated based on historical data or information provided by third-party sources, together with other analytical techniques. In general, a significant increase in the volatility in isolation would result in a significantly higher fair value measurement.

Correlation

Correlation represents a measure of the relationship between the movements of two variables, which is expressed as a number between plus and minus one. A positive correlation indicates that two variables move in the same direction while a negative correlation indicates that they move in opposite directions. Interest rate correlation refers to the correlation between two interest rates of different tenors, whereas equity correlation refers to the correlation between stock price movements of different stocks. These correlations are used in the valuation techniques of complex derivatives and estimated based on historical data. In general, a significant increase in the correlation in isolation would result in either a significantly higher or lower fair value measurement, depending on the terms of the instruments.

Additional withdrawal ratio

Additional withdrawal ratio represents the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio (mainly revolving credit facilities for commercial paper backup) concerning the credit loss protection scheme offered to GS. The expected additional withdrawal ratio is estimated based on historical data of actual funded amounts at default for similar portfolios. In general, a significant increase in the additional withdrawal ratio in isolation would have a significant unfavorable impact (i.e., an increase in derivative liabilities or a decrease in derivative assets) on the fair value measurement.

Price/Earnings and price/book value multiples

Price/Earnings (“P/E”) multiple represents the ratio of the equity value to the net income, while price/book value (“P/B”) multiple represents the ratio of the equity value to the book value. These multiples are estimated based on comparable listed companies. In general, a significant increase in the P/E multiple or P/B multiple in isolation would result in a significantly higher fair value measurement.

EV/EBITDA multiple

EV/EBITDA multiple represents the ratio of the enterprise value (“EV”) to earnings before interest, taxes, depreciation and amortization (“EBITDA”), where the EV is the aggregate value of equity and debt minus cash and cash equivalents. The multiple is estimated based on comparable listed companies. In general, a significant increase in the EV/EBITDA multiple in isolation would result in a significantly higher fair value measurement.

Liquidity discount

A liquidity discount is primarily applied in the valuation techniques for unlisted stocks to reflect the fact that these stocks are not actively traded. In general, a significant increase in the liquidity discount in isolation would result in a significantly lower fair value measurement.

Discount margin

Discount margin represents a spread used in estimating future cash flows in a DCF method to reflect the uncertainty of the cash flows that market participants would consider. In general, a significant increase in the discount margin in isolation would result in a significantly lower fair value measurement.

Sensitivity Analysis

The fair value of certain financial assets and liabilities are measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following tables present the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value.

	At September 30, 2017
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
			(In millions)
Financial assets:
Derivative financial instruments:
Interest rate derivatives	¥84	¥170	¥79	¥—	¥—
Currency derivatives	10	89	1	—	—
Equity derivatives	909	198	182	—	—
Credit derivatives	5,836	5,177	12,337	—	—
Financial assets at fair value through profit or loss:
Debt instruments	10,534	164	—	—	—
Equity instruments	15,144	279	235	—	—
Available-for-sale financial assets:
Debt instruments	306	—	—	2	4
Equity instruments	869,124	—	—	30,072	28,051

Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥14	¥2	¥89	¥—	¥—
Others(1)	1,055	1,099	2,291	—	—

	At March 31, 2017
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
			(In millions)
Financial assets:
Derivative financial instruments:
Interest rate derivatives	¥2	¥7	¥2	¥—	¥—
Currency derivatives	22	93	1	—	—
Equity derivatives	1,327	199	254	—	—
Credit derivatives	2,731	6,706	15,730	—	—
Financial assets at fair value through profit or loss:
Debt instruments	12,053	244	26	—	—
Equity instruments	14,286	99	99	—	—
Available-for-sale financial assets:
Debt instruments	526	—	—	13	13
Equity instruments	836,252	—	—	24,785	24,137

Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥21	¥2	¥92	¥—	¥—
Others(1)	(303)	1,121	1,716	—	—

(1)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

Derivative financial instruments (including embedded derivatives)

With respect to the credit loss protection scheme offered to GS, the anticipated losses will vary significantly depending on the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio. The tables above present the estimates of the impact of changing the expected additional withdrawal ratio from an optimistic (favorable) scenario to a pessimistic (unfavorable) scenario. For the other derivative instruments, including embedded derivatives that are separately accounted for from host contracts, that use correlation or volatility in the valuation techniques, the impact resulting from using a reasonable range of those inputs is estimated where it is expected to be significant.

Financial assets at fair value through profit or loss / Available-for-sale financial assets

With respect to preferred stocks convertible into listed stocks, for which historical volatilities of related listed stocks are used in the valuation techniques, the impact resulting from using a reasonable range for the volatility is statistically estimated where it is expected to be significant. With respect to unlisted stocks which are measured at fair value based on a market approach, the impact of changing the market multiples within a reasonable range (±10%) is estimated. Certain investment funds classified as available-for-sale equity instruments are measured at fair value determined based on net asset value per share, which includes significant unobservable inputs. Since those funds are managed by value at risk (“VaR”) based on historical gain or loss data, the impact of the valuation sensitivity is estimated using a one-day VaR of the portfolio.

Financial Assets and Liabilities Not Carried at Fair Value

The table below presents the carrying amounts and fair values of financial assets and liabilities not carried at fair value on the SMFG Group’s consolidated statement of financial position at September 30, 2017 and March 31, 2017.

		At September 30, 2017		At March 31, 2017
	Notes	Carrying amount	Fair value	Carrying amount	Fair value
		(In millions)
Financial assets:
Cash and deposits with banks	a	¥49,990,986	¥49,992,156	¥47,330,155	¥47,330,763
Call loans and bills bought:
Call loans	a	1,942,916	1,943,303	1,860,620	1,860,539
Bills bought	a	9,884	9,874	11,589	11,567
Reverse repurchase agreements and cash collateral on securities borrowed	a	9,555,849	9,555,786	8,924,385	8,926,312
Investment securities:
Held-to-maturity investments	b	713,050	716,487	1,173,419	1,180,319
Loans and advances	a	96,999,975	99,676,103	95,273,845	98,053,056
Other financial assets	a	4,261,118	4,257,563	3,424,591	3,421,172

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥84,276,526	¥84,276,541	¥81,465,816	¥81,466,078
Other deposits	c	49,407,112	49,416,556	48,829,474	48,831,229
Call money and bills sold:
Call money	c	1,890,031	1,889,957	2,088,020	2,088,067
Bills sold	c	—	—	—	—
Repurchase agreements and cash collateral on securities lent	c	11,906,971	11,906,971	9,424,506	9,424,506
Borrowings	c	12,348,923	12,483,993	12,245,943	12,318,246
Debt securities in issue	c	11,698,919	11,998,434	11,165,623	11,329,967
Other financial liabilities	c	6,338,514	6,337,832	7,201,137	7,200,488

Notes:

a.	(i)	The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Financial assets with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial assets with a remaining maturity of more than six months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.

Note that some of the financial assets in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.

b.	The fair values for held-to-maturity investments are determined using quoted prices in active markets.
c.	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Financial liabilities with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial liabilities with a remaining maturity of more than six months: The fair values are, in principle, based on the present values of future cash flows calculated using the refinancing rate applied to the same type of instruments for similar remaining maturities. The fair values of debt securities in issue are based on the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMBC and publicly offered subordinated bonds published by securities firms.

Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.

22	STRUCTURED ENTITIES

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. It often has some or all of the following features or attributes:

•	restricted activities;

•	a narrow and well-defined objective;

•	insufficient equity to permit the structured entity to finance its activities without subordinated financial support; or

•	financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).

During the normal course of business, the SMFG Group engages in numerous transactions involving structured entities. These structured entities are primarily used to provide the SMFG Group and its clients with efficient access to funds or investment opportunities, mainly through securitizations, investment funds and structured finance.

Consolidated Structured Entities

Structured entities are consolidated if they are controlled by the SMFG Group in accordance with the accounting policy as described in Note 2 “Summary of Significant Accounting Policies” of its consolidated financial statements for the fiscal year ended March 31, 2017.

The consolidated structured entities include asset backed commercial paper (“ABCP”) conduits which purchase financial assets such as trade accounts receivable and lease receivables by issuing commercial paper to third-party investors. The SMFG Group has contractual agreements to provide liquidity and credit enhancement facilities which can be utilized by those structured entities upon their request.

At September 30, 2017 and March 31, 2017, the consolidated ABCP conduits had total assets of ¥1,024,051 million and ¥1,017,221 million, respectively. The total notional amounts of the liquidity and credit enhancement facilities provided by the SMFG Group to the consolidated ABCP conduits at September 30, 2017 and March 31, 2017 were ¥1,399,201 million and ¥1,345,987 million, respectively, all of which were undrawn.

The SMFG Group did not provide any financial or other support, without having a contractual obligation to do so, to consolidated structured entities for the six months ended September 30, 2017 and the fiscal year ended March 31, 2017.

Unconsolidated Structured Entities

The following tables represent the carrying amounts of the SMFG Group’s interests in unconsolidated structured entities recognized in its consolidated statement of financial position by line item and the maximum exposure to loss from its interests at September 30, 2017 and March 31, 2017.

	At September 30, 2017
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥—	¥76,599	¥—	¥—	¥76,599
Investment securities	57,218	1,102,272	70,574	569	1,230,633
Loans and advances	2,175,650	—	5,250,734	472,539	7,898,923

Total	¥2,232,868	¥1,178,871	¥5,321,308	¥473,108	¥9,206,155

Maximum exposure to loss from interests in unconsolidated structured entities	¥3,093,891	¥1,180,508	¥6,335,284	¥661,563	¥11,271,246

	At March 31, 2017
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥—	¥87,639	¥—	¥—	¥87,639
Investment securities	6,716	1,162,195	69,705	551	1,239,167
Loans and advances	1,919,703	—	5,092,321	501,180	7,513,204

Total	¥1,926,419	¥1,249,834	¥5,162,026	¥501,731	¥8,840,010

Maximum exposure to loss from interests in unconsolidated structured entities	¥2,495,428	¥1,251,497	¥6,232,900	¥702,236	¥10,682,061

An interest in a structured entity refers to contractual and non-contractual involvement that exposes the SMFG Group to variability of returns from the performance of the structured entity. Such interests include the holding of equity or debt instruments as well as the provision of loans, loan commitments and guarantees. Interest rate and currency derivatives that expose the SMFG Group mainly to market risk, or CDS that are designed to transfer risk from the SMFG Group to a structured entity are not regarded as an interest in a structured entity since they do not expose the SMFG Group to variability of returns from the performance of the structured entity. These derivatives are therefore not included in the tables above.

The maximum exposure to loss from the SMFG Group’s interests in unconsolidated structured entities represents the maximum amount of potential loss to which the SMFG Group is exposed through its involvement with unconsolidated structured entities. It is determined by the SMFG Group’s carrying amounts and the notional amounts of loan commitments and guarantees, without considering the probability of loss being incurred, or effects of collateral or other credit protection.

The SMFG Group did not provide any financial or other support, without having a contractual obligation to do so, to unconsolidated structured entities for the six months ended September 30, 2017 and the fiscal year ended March 31, 2017.

Securitizations

Structured entities for this product are established to securitize third-parties’ assets which mainly consist of auto loan receivables, residential and commercial mortgage loans and trade accounts receivables. These entities purchase those assets through loans or notes issued with multiple tranches. The SMFG Group provides loans and loan commitments to these entities or holds notes issued by them, in some cases with credit loss protection through guarantees or other credit enhancements provided by the sellers.

Investment Funds

These funds are established for providing investment opportunities to investors by pooling money from them and investing mainly in equity and debt instruments based on a predetermined investment policy. The SMFG Group has invested in a number of these funds.

Structured Finance

Structured entities for this product are typically established to raise funds for the development of infrastructure, the production of natural resources, the development or acquisition of real estate properties, and the purchase of certain equipment such as vessels or aircrafts for lease transactions. The SMFG Group provides financing to these entities mainly in the form of loans, loan commitments, or notes, which are typically secured by entities’ assets or cash flows generated primarily by entities’ projects.

Others

The SMFG Group provides financing to other types of structured entities such as third-party structured entities and repackaging vehicles to facilitate its clients’ funding requirements. The SMFG Group provides loans and loan commitments to these entities.

Sponsored Unconsolidated Structured Entities with No Interest Held by the SMFG Group

The SMFG Group sponsors certain structured entities in which it has no interest. The SMFG Group is deemed to be a sponsor of a structured entity when the SMFG Group takes a leading role in determining its purpose and design, while providing operational support to ensure its continued operation.

The income received from such sponsored unconsolidated structured entities was ¥13,317 million for the six months ended September 30, 2017 and ¥16,085 million for the fiscal year ended March 31, 2017. The majority of the income was management fees included in “Fee and commission income” and was from investment funds managed by SMAM, the SMFG Group’s asset management subsidiary. The carrying amount of assets transferred to these entities, which mainly consisted of investment funds, was ¥776,646 million for the six months ended September 30, 2017 and ¥1,479,572 million for the fiscal year ended March 31, 2017.

23	ACQUISITIONS

Six Months Ended September 30, 2017

American Railcar Leasing LLC

On June 1, 2017, the SMFG Group, through SMBC Rail Services LLC, SMFG’s railcar operating leasing subsidiary, acquired all membership interests of American Railcar Leasing LLC (“ARL”), one of the leading railcar leasing companies in the United States. The SMFG Group pursued this acquisition based on its expectation that the railcar leasing business in the United States will experience further growth and high profitability due to stable demand for rail freight transportation, which is the core infrastructure for inland logistics. Through this acquisition, the SMFG Group aims to expand its railcar leasing business and services by further enhancing its fleet portfolio to appropriately meet diverse needs of clients in a wide range of industries.

The fair values of assets and liabilities of ARL at the date of acquisition and the consideration paid were as follows:

At June 1, 2017
(In millions)
Assets:
Property, plant and equipment	¥304,257
All other assets	15,719

Total assets	¥319,976

Liabilities:
Borrowings	¥147,523
All other liabilities	1,947

Total liabilities	¥149,470

Net assets acquired	170,506
Goodwill	—

Consideration	¥170,506

Consideration:
Cash	¥170,506

Total	¥170,506

Acquisition related costs recognized as an expense in “General and administrative expenses” in the consolidated income statement	¥1,264

The revenue and profit or loss since the acquisition date to September 30, 2017 and pro forma financial information relating to ARL are immaterial to the consolidated financial statements.

The amount of cash consideration paid relating to ARL, net of cash and cash equivalents acquired amounting to ¥9,644 million, was ¥160,862 million.

24	EVENT AFTER THE STATEMENT OF FINANCIAL POSITION DATE

Reorganization of joint leasing partnership

On November 6, 2017, SMFG announced that it had entered into a basic agreement with Sumitomo Corporation (“Sumitomo Corp”) concerning the reorganization of its joint leasing partnership, subject to the approval of foreign and domestic regulatory authorities. In this reorganization, SMFG will transfer a portion of its shares of Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), a company jointly owned by SMFG and Sumitomo Corp, to SMFL. In the event of the share transfer, SMFG’s equity interest in SMFL will decrease from the current 60% to 50% while Sumitomo Corp’s equity interest will increase from 40% to 50%. As a result, SMFL will cease to be consolidated subsidiaries of SMFG and become its joint venture, and SMFL’s consolidated subsidiaries SMBC Aviation Capital Limited and SMFL Capital Company, Limited will become its equity-method investees.